Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of November 2002

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									    X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									    X
		Yes		_____			No		_____




	This Form 6-K consists of the following:


	TELUS Corporation Third quarter financial statements and management discussion and analysis.







TELUS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2002

______________________________________________________________________________

consolidated statements of income

Periods ended September 30				    Three months			     Nine months
(Unaudited) (millions)					2002		2001			2002		2001
--------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES				     $	1,766.3      $	1,823.2 	     $	5,212.3      $	5,212.5
--------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Operations						1,103.2 	1,123.9 		3,338.9 	3,281.2
  Depreciation 						  307.3 	  282.9 		  898.5 	  850.2
  Amortization of intangible assets (Note 2(a))		   93.5 	   92.6 		  261.9 	  249.6
  Restructuring and workforce reduction costs (Note 3)	  313.3 	     - 			  328.9 	  198.4
--------------------------------------------------------------------------------------------------------------------------------
							1,817.3 	1,499.4 		4,828.2 	4,579.4
--------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME FROM CONTINUING OPERATIONS		  (51.0)	  323.8 		  384.1 	  633.1
  Other income (expense), net 				   (5.6)	    0.6 		  (16.5)	   19.6
  Financing costs (Note 4) 				   98.6 	  175.2 		  454.0 	  444.1
  Refinancing charge from debt restructuring		     - 		     - 			     - 		   96.5
--------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES, NON-CONTROLLING
  INTEREST AND GOODWILL AMORTIZATION			 (155.2)	  149.2 		  (86.4)	  112.1
  Income taxes (recovery) (Note 5)			  (50.5)	   79.0 		   (0.9)	   74.0
  Non-controlling interest				    0.6 	     - 			    2.4 	    3.6
  Goodwill amortization (Note 2(a))			     - 		   46.2 		     - 		  129.7
--------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS		 (105.3)	   24.0 		  (87.9)	  (95.2)
  Discontinued operations (Note 6)			   (2.1)	  556.7 		   (1.9)	  595.4
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)					 (107.4)	  580.7 		  (89.8)	  500.2
  Preference and preferred share dividends		    0.8 	    0.8 		    2.6 	    2.6
  Interest on convertible debentures, net of income taxes   1.8 	    1.4 		    5.1 	    4.7
--------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE AND NON-VOTING SHARE INCOME (LOSS)	     $	 (110.0)     $	  578.5 	     $	  (97.5)     $	  492.9
================================================================================================================================
INCOME (LOSS) PER COMMON SHARE AND
  NON-VOTING SHARE ($) (NOTE 7)
  Basic   - Continuing operations			   (0.34)	    0.07 		   (0.31)	   (0.35)
	  - Discontinued operations			   (0.01)	    1.87 		   (0.01)	    2.04
	  - Net income (loss) (Note 2(a))		   (0.35)	    1.94 		   (0.32)	    1.69

  Diluted - Continuing operations			   (0.34)	    0.07 		   (0.31)	   (0.35)
	  - Discontinued operations			   (0.01)	    1.87 		   (0.01)	    2.04
	  - Net income (loss) (Note 2(a))		   (0.35)	    1.94 		   (0.32)	    1.69

DIVIDENDS DECLARED PER COMMON SHARE AND
  NON-VOTING SHARE ($)					    0.15 	    0.35 		    0.45 	    1.05

TOTAL WEIGHTED AVERAGE COMMON SHARES AND
  NON-VOTING SHARES OUTSTANDING (MILLIONS)
			  - BASIC			  315.3 	  297.4 		  308.7 	  291.7
			  - DILUTED			  315.3 	  298.0 		  308.7 	  291.7
--------------------------------------------------------------------------------------------------------------------------------


consolidated statements of retained earnings

										  	   Nine months ended September 30,
(Unaudited) (millions)										2002		2001
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR								     $	1,654.8      $	1,563.4
Transitional impairment of intangible assets with indefinite lives (Note 2(a))			 (595.2)	     -
--------------------------------------------------------------------------------------------------------------------------------
Adjusted opening balance									1,059.6 	1,563.4
Net income (loss)										  (89.8)	  500.2
--------------------------------------------------------------------------------------------------------------------------------
												  969.8 	2,063.6
Less: 	Common Share and Non-Voting Share dividends paid in cash 				  105.9 	  220.2
	Common Share and Non-Voting Share dividends reinvested in shares issued from Treasury	   31.7 	   85.4
	Preference and preferred share dividends						    2.6 	    2.6
	Interest on convertible debentures							    5.1 	    4.7
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD (Note 16)							     $	  824.5      $	1,750.7
================================================================================================================================
The accompanying notes are an integral part of these interim consolidated financial statements


consolidated balance sheets

												As at	   	As at
											    September 30,    December 31,
(Unaudited) (millions)										2002		2001
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and temporary investments							     $	     -       $	   17.1
  Accounts receivable (Notes 2(e), 9)								  666.5 	  972.1
  Income and other taxes receivable 								   62.4 	    7.1
  Inventories											   92.2 	  118.6
  Current portion of future income taxes							  152.9 	  147.0
  Prepaid expenses and other									  174.4 	  180.7
--------------------------------------------------------------------------------------------------------------------------------
												1,148.4 	1,442.6
--------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net (Note 10)
  Property, plant, equipment and other								8,113.1 	7,924.2
  Intangible assets subject to amortization (Note 2(a))						  942.5 	  982.0
  Intangible assets with indefinite lives (Note 2(a))						2,948.1 	3,853.6
--------------------------------------------------------------------------------------------------------------------------------
											       12,003.7	       12,759.8
--------------------------------------------------------------------------------------------------------------------------------
Other Assets
  Deferred charges (Note 11)									  699.8 	  685.2
  Future income taxes 										1,150.2 	  996.9
  Investments											   62.6 	   56.4
  Goodwill (Note 12)										3,187.9 	3,320.9
  Other												    3.1 	    3.8
--------------------------------------------------------------------------------------------------------------------------------
												5,103.6 	5,063.2
--------------------------------------------------------------------------------------------------------------------------------
											     $ 18,255.7      $ 19,265.6
================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Cash and temporary investments, net of outstanding items (Note 13)			     $	    5.3      $	     -
  Accounts payable and accrued liabilities							1,196.2 	1,164.2
  Restructuring and workforce reduction accounts payable and accrued liabilities		  304.3 	  109.7
  Dividends payable										   46.5 	   45.5
  Advance billings and customer deposits							  314.5 	  310.8
  Short-term obligations 									  218.5 	  229.9
--------------------------------------------------------------------------------------------------------------------------------
												2,085.3 	1,860.1
--------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Note 14) 									8,125.9 	8,651.4
--------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes										1,000.4 	1,326.6
--------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities (Note 15)								  433.8 	  432.6
--------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interest									   10.5 	    8.0
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 16)
  Common equity											6,380.5 	6,767.6
  Convertible debentures									  149.6 	  149.6
  Preference and preferred shares 								   69.7 	   69.7
--------------------------------------------------------------------------------------------------------------------------------
												6,599.8 	6,986.9
--------------------------------------------------------------------------------------------------------------------------------
											     $ 18,255.7      $ 19,265.6
================================================================================================================================
Commitments and Contingent Liabilities (Note 17)
The accompanying notes are an integral part of these interim consolidated financial statements


consolidated statements of cash flows

Periods ended September 30				    Three months			     Nine months
(Unaudited) (millions)					2002		2001			2002		2001
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income (loss) from continuing operations 	     $	 (105.3)     $	   24.0 	     $	  (87.9)      $	  (95.2)
Items not affecting cash:
  Depreciation and amortization				  400.8 	  375.5 		1,160.4 	1,099.8
  Goodwill amortization					     - 		   46.2 		     - 		  129.7
  Future income taxes 					  (57.1)	   48.7 		  (37.8)	 (165.0)
  Gain on redemption of long-term debt			  (82.4)	   (7.0)		  (82.4)	  (65.9)
  Asset write-off related to restructuring 		    1.1 	     - 			    1.1 	   30.5
  Refinancing charge from debt restructuring		     - 		     - 			     - 		   96.5
  Net pension credits					   (2.1)	  (11.9)		  (11.8)	  (53.5)
  Other, net						   12.5 	  (61.8)		    5.7 	  (24.2)
--------------------------------------------------------------------------------------------------------------------------------
Operating cash flow					  167.5 	  413.7 		  947.3 	  952.7
Restructuring and workforce reduction costs,
  net of cash payments (Note 3)				  248.3 	  (23.4)		  194.6 	   99.3
--------------------------------------------------------------------------------------------------------------------------------
Operating cash flow adjusted for restructuring
  and workforce reduction costs				  415.8 	  390.3 		1,141.9 	1,052.0
Net change in non-cash working capital from
  continuing operations (Note 18(a))			  393.1 	  322.9 		  235.7 	  287.7
Operating cash flow and net change in non-cash working
  capital from discontinued operations (Note 18(b))	   (4.6)	 (154.9)		   (4.4)	 (117.0)
--------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities			  804.3 	  558.3 		1,373.2 	1,222.7
--------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures (Note 10)				 (322.7)	 (587.1)	       (1,277.2)       (1,657.8)
Purchase of spectrum					   (4.5)	     - 			   (4.5)	 (355.9)
Acquisitions, net of cash acquired			     - 		  (65.3)		     - 		 (200.9)
Proceeds from the sale of property			     - 		     - 			     - 		  228.4
Proceeds from divestitures (Note 6)			    7.8 	  810.0 		    7.8 	  810.0
Other		 					   (2.7)	  (37.0)		  (36.4)	  (81.3)
--------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by investing activities		 (322.1)	  120.6 	       (1,310.3)       (1,257.5)
--------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued		   16.6 	   23.9 		   73.9 	   66.9
Public issuance of Non-Voting Shares (Note 16(f))	  337.4 	     - 			  337.4 	     -
Cost of public issuance of Non-Voting Shares (Note 16(f)) (14.5)	     - 			  (14.5)	     -
Dividends to shareholders				  (43.2)	  (62.6)		  (96.3)	 (263.4)
Long-term debt issued					     -		  110.0 		  584.0 	6,692.8
Redemptions and repayment of long-term debt
  (Notes 14(b)-(c))					 (779.1)	  (20.0)		 (892.7)       (1,823.8)
Change in short-term obligations			     - 		 (839.6)		  (80.5)       (4,625.2)
Amortization of debt issue costs and other		    4.3 	   21.1 		    3.4 	  (30.5)
--------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by financing activities		 (478.5)	 (767.2)		  (85.3)	   16.8
--------------------------------------------------------------------------------------------------------------------------------
CASH POSITION
Increase (decrease) in cash and cash equivalents	    3.7 	  (88.3)		  (22.4)	  (18.0)
Cash and temporary investments (cash and temporary
  investments, net of outstanding items),
  beginning of period					   (9.0)	  170.5 		   17.1 	  100.2
--------------------------------------------------------------------------------------------------------------------------------
Cash and temporary investments (cash and temporary
 investments, net of outstanding items),
 end of period (Note 13)			     $	   (5.3)     $	   82.2 	     $	   (5.3)     $	   82.2
================================================================================================================================
SUPPLEMENTAL DISCLOSURE
Interest paid					     $	   48.6      $	   23.0 	     $	  392.9      $	  292.8
================================================================================================================================
Income taxes paid				     $	    3.5      $	   92.9 	     $	   24.0	     $	  250.2
================================================================================================================================
The accompanying notes are an integral part of these interim consolidated financial statements


notes to interim consolidated financial statements

SEPTEMBER 30, 2002 (unaudited)


1. Interim Financial Statements

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation's annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the TELUS Corporation consolidated financial statements for the year ended December 31, 2001. These interim consolidated financial statements follow the same accounting policies, other than as set out in Note 2 to these interim consolidated financial statements, and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2001.

The term "Company" is used to mean TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.


2. Change in Accounting Policies

(a) Intangible Assets and Goodwill

Commencing January 1, 2002, the new recommendations of the Canadian Institute of Chartered Accountants (CICA) for intangible assets and goodwill apply to the Company (CICA Handbook Section 3062). Rather than being systematically amortized, the carrying value of intangible assets with indefinite lives, and goodwill, will be periodically tested for impairment. Intangible assets with finite lives ("intangible assets subject to amortization") will be annually reviewed in respect of their useful lives. The frequency of the impairment test generally would be the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives must, at a minimum, be tested annually. The test is applied to each of the Company's two reporting units (the reporting units being identified in accordance with the criteria in the CICA Handbook section for intangible assets and goodwill): Communications and Mobility.

The Company's intangible assets with indefinite lives, which are its spectrum licences, were tested for impairment as at January 1, 2002, and the impairment amount (the "transitional impairment amount") of $595.2 million ($910.0 million before tax) was considered to arise from a change in accounting policy and was charged directly to opening retained earnings. Consistent with current industry-specific valuation methods, the Company used a discounted cash flow model for determining the fair value of its spectrum licences. Recent declines in the wireless asset market values have negatively affected the fair value of the spectrum licences, which the Company obtained primarily through acquisitions.

Similarly, goodwill was also to be tested for impairment as at January 1, 2002, by June 30, 2002, and any transitional impairment amount would also be considered to have arisen from a change in accounting policy and would be charged directly to opening retained earnings. The Company completed this test in the first quarter of 2002. By applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units, the Company has assessed its goodwill and determined that there was no goodwill transitional impairment amount. Consistent with current industry-specific valuation methods, the Company used a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

In accordance with the new requirements, net income (loss) for prior periods presented is to be adjusted to exclude amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets with indefinite lives; the corresponding per share amounts are also required to be adjusted.

Periods ended September 30				    Three months			     Nine months
(millions except per share amounts)			2002		2001			2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss)
  As reported					     $	 (107.4)      $	  580.7 	     $	  (89.8)     $	  500.2
  Add back:  Goodwill amortization			     - 		   46.2 		     - 		  129.7
	     Amortization of intangible assets
	      with indefinite lives (a)			     - 		   12.7 		     - 		   38.0
--------------------------------------------------------------------------------------------------------------------------------
  As adjusted					     $	 (107.4)      $	  639.6 	     $	  (89.8)     $	  667.9
================================================================================================================================
Income (loss) per Common Share and Non-Voting
  Share - basic and diluted
  As reported					     $	   (0.35)     $	    1.94 	     $	   (0.32)    $	    1.69
  Add back:  Goodwill amortization			     - 		    0.16 		     - 		    0.45
	     Amortization of intangible assets
	       with indefinite lives (a)		     - 		    0.04 		     - 		    0.13
--------------------------------------------------------------------------------------------------------------------------------
  As adjusted					     $	   (0.35)     $	    2.14 	     $	   (0.32)    $	    2.27
================================================================================================================================
(a) Net of taxes of $9.8 and $29.1 for three-month and nine-month periods ended September 30, 2001, respectively.

As required, TELUS has reviewed the estimated useful lives associated with its intangible assets that are subject to amortization; consistent with prior years, amortization is calculated using the straight-line method. Generally Accepted Accounting Principles require that changes in estimates, such as the useful lives of assets, be applied prospectively. The Company's review resulted in the following changes, effected in the first quarter of 2002, to the estimated useful lives of intangible assets that are subject to amortization:

												Estimated useful lives
												Current		Former
--------------------------------------------------------------------------------------------------------------------------------
Subscribers - wireline										50 years	40 years
Subscribers - wireless 										 7 years      7-10 years
--------------------------------------------------------------------------------------------------------------------------------

(b) Revenue Recognition - Consideration Given by a Vendor to a Customer

Commencing January 1, 2002, the Company adopted the provisions of the Financial Accounting Standards Board's Emerging Issues Task Force dealing with accounting for consideration given by a vendor to a customer (EITF 01-9), on a retroactive basis. The Company considers this accounting change, which is required for U.S. GAAP reporting purposes, to result in a more appropriate presentation of transactions in the financial statements. For the three months ended September 30, 2002, the impact of the change was to reduce operating revenues and operating expenses, for Mobility operations (both in 2002 and 2001) and Internet operations (in 2002 only), by $37.6 million (2001 - $26.6 million); for the nine months ended September 30, 2002, the impact was $98.8 million (2001 - $85.7 million). The impact for the year ended December 31, 2001, was a $122.1 million reduction in both operating revenues and operating expenses. The adoption of EITF 01-9 did not have an effect on the Company's financial position, key operating measures or cash flows.

(c) Revenue Recognition - Non-HCSA Deferral Account

On May 30, 2002, and on July 31, 2002, the Canadian Radio-television and Telecommunications Commission ("CRTC") issued Decision 2002 - 34 and Decision 2002 - 43, respectively, pronouncements that will affect the Company's wireline revenues for four-year periods beginning June 1, 2002, and August 1, 2002, respectively. In an effort to foster competition for residential basic service in non-high cost service areas ("non-HCSAs"), the concept of a deferral account mechanism was introduced by the CRTC, instead of price reductions.

The deferral account arises from the CRTC requiring the Company to defer the income statement recognition of a small portion of the monies received in respect of residential basic services provided to non-HCSAs. The revenue deferral is based on the rate of inflation, less a productivity offset of 3.5%, and an "exogenous factor" that is associated with allowed recoveries in previous price cap regimes that have now expired. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as Service Improvement Programs ("SIPs"), rate reductions and/or rebates to customers. In an effort to stimulate competition, the CRTC required rate reductions for Competitor Services; the Company is allowed to use the "exogenous factor" recoveries to offset the realized rate reductions for Competitor Services. To the extent that a balance remains in the deferral account, interest is required to be accrued at the Company's short-term cost of borrowing.

The Company has adopted the liability method of accounting for the deferral account. This results in the Company recording a liability to the extent that activities it has undertaken, realized rate reductions for Competitor Services and other future qualifying events do not extinguish the balance of the deferral account. As at September 30, 2002, a liability of $14.1 million has been recorded and is included with advance billings and customer deposits. Other than for the interest accrued on the balance of the deferral account, which would be included in financing costs, all income statement effects of the deferral account are included in operating revenues.

(d) Share-Based Compensation

Commencing January 1, 2002, the new recommendations of the CICA for share-based compensation apply to the Company (CICA Handbook Section 3870). The new recommendations require that a fair value be determined for options at the date of grant and that such fair value be recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value based method, however, if the intrinsic based method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied.

The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share option plans and the requisite pro forma disclosures are made (see Note 8). Proceeds arising from the exercise of share options are credited to share capital.

(e) Sales of Receivables

For transfers of receivables occurring on, or after, July 1, 2001, (see Note 9) the new accounting guidelines of the CICA apply to the Company (CICA Accounting Guideline AcG-12). Since July 1, 2001, transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration, other than for its beneficial interests in the transferred receivables, has been received. When the Company sells its receivables, it retains reserve accounts, which are retained interests in the securitized receivables, and servicing rights. When a transfer is considered a sale, the Company derecognizes all receivables sold, recognizes at fair value the assets received and the liabilities incurred and records the gain or loss on sale in "Other income (expense) net". Such gain or loss recognized on the sale of receivables depends in part on the previous carrying amount of the receivables involved in the transfer, allocated between the receivables sold and the retained interests based upon their relative fair market value at the sale date. The Company estimates the fair value for its retained interests based on the present value of future expected cash flows using management's best estimates of the key assumptions - credit losses, the weighted average life of the receivables sold and discount rates commensurate with the risks involved.

For transfers of receivables occurring prior to July 1, 2001, the transactions were recognized as sales of receivables when the significant risks and rewards of ownership were transferred to the purchasers.


3. Restructuring and Workforce Reduction Costs

In 2001, the Company initiated a phased Operational Efficiency Program ("OEP") aimed at improving the Company's operating and capital productivity and competitiveness. The first phase of the OEP was to complete merger-related restructuring activities in TELUS Mobility and the reorganization for TELUS Communications. In the first quarter of 2001, a restructuring charge of $198.4 million was recorded. Approximately one-half of the 2001 charge was related to integration costs for TELUS Mobility including the write-down of redundant capital assets, handset reconfiguration costs and employee severance costs. The remaining charge was related to reorganization costs in TELUS Communications, including employee severance costs and capital asset impairment charges. In the first quarter of 2002 the Company recorded a $12.5 million expense in respect of workforce reduction costs incurred in excess of the 2001 provision. By December 31, 2001, excluding the impacts of staff increases associated with acquisitions, there were approximately 800 net staff reductions as a result of the OEP.

The second phase of the OEP, which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive review of enterprise-wide processes to identify capital and operational efficiency opportunities. Consequently, on June 7, 2002, the Company offered an Early Retirement Incentive Plan ("ERIP") and a Voluntary Departure Incentive Plan ("VDIP") to 11,000 of over 16,000 bargaining unit employees and on July 11, 2002, the Company announced details on OEP initiatives including: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres, currently from 66 offices in 20 communities to 19 offices in 6 communities. Three of the 47 customer contact centres targeted for consolidation have been consolidated by September 30, 2002. All 33 of the TELUS stores targeted for closure have been closed by September 30, 2002. Consolidation of administrative offices will be largely completed by December 31, 2002, with other changes implemented throughout 2003.

The third phase of the OEP commenced in the third quarter of 2002 and was focused on operationalizing the above noted initiatives. In total for the second and third phases of the OEP, TELUS is expecting a further net reduction of approximately 6,500 positions involving approximately 5,200 bargaining unit and 1,300 management positions in 2002 and 2003. These reductions are somewhat higher than the 6,000 net positions originally announced due to higher than anticipated enrollment to the ERIP and VDIP program and higher management departures. In the third quarter, TELUS reduced its staff count by approximately 1,700 positions and 2,700 on a year to date basis. Since the inception of the OEP in 2001, the Company has reduced its staff count by approximately 3,500, comprised of 2,200 bargaining unit positions and 1,300 management positions.

The expense and liability for the ERIP and VDIP programs are recognized when the employee accepts the Company's formalized offer. The Company recorded incentive package costs of $3.1 million in the second quarter of 2002 for employees who departed during the second quarter of 2002. During the third quarter of 2002, the Company recorded $313.3 million of restructuring and workforce reduction costs, representing approximately 3,500 management and bargaining unit ERIP and VDIP employee acceptances and planned involuntary terminations (of which approximately 1,700 had left the Company as of September 30, 2002), qualifying lease termination and other costs. Additional restructuring and workforce reduction costs are expected to be incurred subsequent to September 30, 2002, but did not qualify for accrual at the current balance sheet date. The total cost (inclusive of the items already recorded) of all the phase two and phase three initiatives, including management, ERIP, VDIP and other operational efficiency pursuits, is currently estimated to be $560 million.

Periods ended September 30				   Three months				    Nine months
(millions)						2002		2001			2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Workforce reduction costs
  Voluntary (Early Retirement Incentive Plan,
    Voluntary Departure Incentive Plan and other)    $    214.4       $	     -  	     $	  217.5      $	   94.6
  Involuntary and other					   87.3 	     - 			   99.8 	   73.3
--------------------------------------------------------------------------------------------------------------------------------
							  301.7 	     - 			  317.3 	  167.9
Lease termination charges				   10.1 	     - 			   10.1 	     -
Asset write-off and other charges			    1.5 	     - 			    1.5 	   30.5
--------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction costs		  313.3 	     - 			  328.9 	  198.4
Less:  Current payments					   65.0 	   23.4 		  134.3 	   50.4
       Asset write-off related to restructuring
         and other					     - 		     - 			     - 		   48.7
--------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction costs,
  net of cash payments				     $	  248.3       $	  (23.4)	     $	  194.6      $	   99.3
================================================================================================================================


4. Financing Costs

Periods ended September 30				   Three months				    Nine months
(millions)						2002		2001			2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Interest on long-term debt			     $	  180.6       $	  175.9 	     $	  540.1      $	  360.2
Interest on short-term obligations and other 		    0.3 	    9.0 		    3.0 	  168.2
Foreign exchange (gain) loss 				    0.8 	    5.0 		    0.1 	   (0.1)
Gain on redemption of long-term debt (a)		  (82.4)	   (7.0)		  (82.4)	  (65.9)
--------------------------------------------------------------------------------------------------------------------------------
							   99.3 	  182.9 		  460.8 	  462.4
Capitalized interest during construction 		   (0.1)	   (0.2)		   (0.5)	   (3.2)
Interest income						   (0.6)	   (7.5)		   (6.3)	  (15.1)
--------------------------------------------------------------------------------------------------------------------------------
						     $	   98.6	      $	  175.2 	     $	  454.0      $	  444.1
================================================================================================================================
(a) In the third quarter of 2002, the Company repurchased long-term debt and realized a gain on the redemption (see Note 14(b)).


5. Income Taxes

Provisions for large corporations tax of $6.7 million (2001 - $5.5 million) and $19.9 million (2001 - $11.2 million) for the three-month and nine-month periods ended September 30, 2002, respectively, are included in the Company's income tax expense.


6. Discontinued Operations

Pursuant to two agreements, one effective August 14, 2002, and one effective August 31, 2002, the Company sold its U.S. directory business to two arm's-length parties, for total proceeds of $7.8 million and recognized a loss of $2.2 million (before and after tax) on the sale.

On June 1, 2001, the Company entered into an agreement that closed on July 31, 2001, to sell substantially all of TELUS Advertising Services directory business and TELUS Quebec directory business to Dominion Information Services Inc., a wholly-owned subsidiary of a related party, Verizon Communications Inc., for total proceeds of $810 million representing fair market value. In the third quarter of 2001, the Company recognized a gain of $547.4 million ($712.9 million before tax) on the sale.

Effective September 30, 2001, the Company exited the equipment leasing business by securitizing its equipment leasing portfolio to an arm's-length trust through a concurrent lease agreement. The equipment leasing portfolio will be financed, administered and serviced by a third party on behalf of the trust. As part of this transaction, the Company has entered into a long-term agreement whereby the third party will become the preferred provider of future equipment financing for TELUS customers. The gain and other income on the transaction was $4.4 million ($7.9 million before tax) based on proceeds of $147 million received in October 2001.

As a result of these transactions, the operating results of the affected directory and equipment leasing operations have been included in the Consolidated Statements of Income as "discontinued operations".

At September 30, 2002 and December 31, 2001, no material assets or liabilities of the discontinued operations remained. Income statement disclosures for discontinued operations are as follows:

Three months ended September 30,	 TELUS Advertising
					     Services			 Equipment Leasing			Total
(millions)				2002		2001		2002		2001		2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Revenues			      $	  1.9	      $	 26.8	      $	    - 	      $	  3.2 	      $	  1.9	      $	 30.0
================================================================================================================================
Operating results to measurement date
  Income (loss) before income taxes   $	  0.1 	      $	  7.7 	      $	    - 	      $	  1.1 	      $	  0.1 	      $	  8.8
  Income taxes				   - 		  3.3 		    - 		  0.6		   - 		  3.9
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations to
  measurement date			  0.1 		  4.4 		    - 		  0.5 		  0.1 		  4.9
Gain (loss) and other
  - Gross				 (2.2)		712.9 		    - 		  7.9 		 (2.2)		720.8
  - Income tax				   - 		165.5 		    - 		  3.5 		   - 		169.0
--------------------------------------------------------------------------------------------------------------------------------
  - Net					 (2.2)		547.4 		    - 		  4.4 		 (2.2)		551.8
--------------------------------------------------------------------------------------------------------------------------------
Discontinued operations		      $	 (2.1)	      $	551.8 	      $	    - 	      $	  4.9 	      $	 (2.1)	      $	556.7
================================================================================================================================

Nine months ended September 30,	 	 TELUS Advertising
					     Services			 Equipment Leasing			Total
(millions)				2002		2001		2002		2001		2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Revenues			      $	  5.0	      $	190.0 	      $	    - 	      $	  9.4 	      $	  5.0 	      $	199.4
================================================================================================================================
Operating results to measurement date
  Income (loss) before income taxes   $	  0.3 	      $	 75.9 	      $	    - 	      $	  3.2 	      $	  0.3 	      $	 79.1
  Income taxes				   -		 33.8 		    - 		  1.7 		   - 		 35.5
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations
  to measurement date			  0.3 		 42.1 		    - 		  1.5 		  0.3 		 43.6
Gain (loss) and other
  - Gross			         (2.2)	        712.9 		    - 		  7.9 		 (2.2)		720.8
  - Income tax				   - 	        165.5 		    - 		  3.5 		   - 		169.0
--------------------------------------------------------------------------------------------------------------------------------
  - Net					 (2.2)		547.4 		    - 		  4.4 		 (2.2)		551.8
--------------------------------------------------------------------------------------------------------------------------------
Discontinued operations		      $	 (1.9)	      $	589.5 	      $	    - 	      $	  5.9 	      $	 (1.9)	      $	595.4
================================================================================================================================


7. Per Share Amounts

Basic net income (loss) from continuing operations per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income (loss) from continuing operations by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Basic net income
(loss) per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income (loss) by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share options and warrants and shares issuable on conversion of debentures. The convertible debentures had no dilutive effect in the periods presented. Per share amount calculations for discontinued operations employ the same number of Common Shares and Non-Voting Shares as used in the income (loss) from continuing operations calculations.

The following tables present the reconciliations of the numerators and denominators of the basic and diluted per share computations for income before discontinued operations.

Periods ended September 30				   Three months				    Nine months
(millions)						2002		2001			2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations	      $	(105.3)	      $	  24.0 		      $	 (87.9)	      $	 (95.2)
Deduct:
  Preference and preferred share dividends		   0.8 		   0.8 			   2.6 		   2.6
  Interest on convertible debentures			   1.8 		   1.4 			   5.1 		   4.7
--------------------------------------------------------------------------------------------------------------------------------
Basic and diluted Common Share and Non-Voting
  Share income (loss) from continuing operations      $	(107.9)	      $	  21.8 		      $	 (95.6)	      $	(102.5)
================================================================================================================================

Periods ended September 30				   Three months				    Nine months
(millions)						2002		2001			2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Basic total weighted average Common Shares
  and Non-Voting Shares outstanding			 315.3 		 297.4 			 308.7 		 291.7
Effect of dilutive securities
  Exercise of share options and warrants (a)		    - 		   0.6 			    - 		    -
--------------------------------------------------------------------------------------------------------------------------------
Diluted total weighted average Common Shares
  and Non-Voting Shares outstanding			 315.3 		 298.0 			 308.7 		 291.7
================================================================================================================================
(a) Share options, in the amount of 1.1 for the nine-month period ended September
    30, 2001, were excluded from the calculations as they were anti-dilutive.


8. Share-Based Compensation

The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share option plans. For share options granted after 2001, disclosure of the impact on earnings and earnings per share as if the fair value based method of accounting for the share-based compensation had been applied is required. Such impact, using weighted average fair values of $1.68 and $7.30 for options granted in the three-month and nine-month periods ended September 30, 2002, respectively, would approximate the following pro forma amounts:

Periods ended September 30, 2002								   Three months	   Nine months
(millions except per share amounts)
--------------------------------------------------------------------------------------------------------------------------------
Compensation cost										      $	   1.6 	      $	   4.0
Net income (loss)
  As reported											      $	(107.4)	      $	 (89.8)
  Pro forma											      $	(109.0)	      $	 (93.8)
Net income per Common Share and Non-Voting Share
  Basic and diluted - net income (loss)
    As reported											      $	  (0.35)      $	  (0.32)
    Pro forma											      $	  (0.35)      $	  (0.33)
--------------------------------------------------------------------------------------------------------------------------------

The fair value of each option granted is estimated on the date of grant using the Black-Scholes model with weighted average assumption for grants as follows:

Periods ended September 30, 2002								   Three months	   Nine months
--------------------------------------------------------------------------------------------------------------------------------
Risk free interest rate											   5.5%		   5.8%
Expected lives (years)											   6.5   	   9.8
Expected volatility											    35%		    35%
Dividend rate												   7.1%		   3.8%
--------------------------------------------------------------------------------------------------------------------------------

Forfeitures of options are accounted for in the period of forfeiture.


9. Accounts Receivable

On July 26, 2002, TELUS Communications Inc. ("TCI"), a wholly-owned subsidiary of TELUS, entered into an agreement with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This "revolving-period" securitization agreement has an initial term ending July 18, 2007. TCI is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the initial term.

On September 30, 2002, this securitization agreement was amended in order to make available for purchase by the securitization trust an interest in a certain class of TCI's trade receivables, which were previously of the type sold to a different arm's-length securitization trust under a prior securitization agreement dated November 20, 1997. During the third quarter of 2002, TCI delivered a notice of termination in respect of this prior securitization; collection and final remittances of the corresponding accounts receivable had been completed by September 27, 2002.

													As at	   	As at
												    September 30,    December 31,
(millions)												2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Total managed portfolio										      $	1,119.7       $	1,122.8
Securitized receivables											 (536.3)	 (158.2)
Retained interest in receivables sold (a)								   83.1 	    7.5
--------------------------------------------------------------------------------------------------------------------------------
Receivables held										      $	  666.5       $	  972.1
================================================================================================================================
(a) Includes receivables sold pre and post adoption of AcG-12 (see Note 2(e)).

Income statement effects of the current year's securitization (see Note 2(e)) are as follows:

Periods ended September 30, 2002								   Three months	   Nine months
(millions)
S>
--------------------------------------------------------------------------------------------------------------------------------
Loss on sale of receivables (a)									      $	    2.2	      $	    2.2
--------------------------------------------------------------------------------------------------------------------------------
(a)  The loss on sale of receivables is comprised of the discount on sale of receivables, the adjustment arising from the fair valuation of the Company's retained interest and servicing.

Cash flows from the current year's securitization (see Note 2(e)) are as follows:

Periods ended September 30, 2002								   Three months	   Nine months
(millions)
S>
--------------------------------------------------------------------------------------------------------------------------------
Proceeds from new securitizations								      $	  430.0       $	  430.0
Proceeds from collections reinvested in revolving period securitizations		 	      $	  425.2       $	  425.2
Proceeds from collections pertaining to retained interest					      $	   84.2       $    84.2
--------------------------------------------------------------------------------------------------------------------------------

The key economic assumptions used to determine the loss on sale of receivables, the future cash flows and fair values attributed to the retained interest (see
Note 2(e)) are as follows:

Periods ended September 30, 2002								   Three months	   Nine months
--------------------------------------------------------------------------------------------------------------------------------
Expected credit losses as a percentage of accounts receivable sold					    2.5%	    2.5%
Weighted average life of the receivables sold (days)							     39   	     39
Effective annual discount rate										    4.3%	    4.3%
Servicing												    1.0%	    1.0%
--------------------------------------------------------------------------------------------------------------------------------

Generally, the sold trade receivables do not experience prepayments.

At September 30, 2002, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 per cent and 20 per cent changes in those assumptions are as follows:

									As at 			   Hypothetical change in
								     September 30,			assumptions (a)
(dollars in millions)							2002			10%			20%
--------------------------------------------------------------------------------------------------------------------------------
Carrying amount/fair value of future cash flows			     $	   83.1
Expected credit losses as a percentage of accounts receivable sold 	   2.4%		     $	   1.3 		     $	    2.6
Weighted average life of the receivables sold (days)			    40   	     $	    - 		     $	    0.1
Effective annual discount rate						   4.2%		     $	    - 		     $	    0.1
--------------------------------------------------------------------------------------------------------------------------------
(a) These sensitivities are hypothetical and should be used with caution.
Favourable hypothetical changes in the assumptions result in an increased value, and unfavourable hypothetical changes in the assumptions result in a decreased value, of the retained interest in receivables sold. As the figures indicate, changes in fair value based on a 10 per cent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in change in another (for example, increases in market interest rates may result in increased credit losses), which might magnify or counteract the sensitivities.


10. Capital Assets, Net

									  Accumulated
									Depreciation and
							Cost		  Amortization		  Net Book Value
--------------------------------------------------------------------------------------------------------------------------------
												As at 		As at
											    September 30,    December 31,
(millions)											2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
  Telecommunications assets			    $  15,648.9    $	9,446.0 	    $	6,202.9	   $	6,009.2
  Assets leased to customers				  411.2 	  332.6 		   78.6		   95.9
  Buildings						1,464.7 	  671.9 		  792.8		  779.6
  Office equipment and furniture			  789.9 	  527.2 		  262.7		  261.2
  Assets under capital lease				   49.2 	   36.2 		   13.0		   25.1
  Other							  387.6 	  240.0 		  147.6		  127.8
  Land							   55.4 	     - 			   55.4		   58.9
  Plant under construction				  523.8 	     - 			  523.8		  512.9
  Materials and supplies				   36.3 	     - 			   36.3		   53.6
--------------------------------------------------------------------------------------------------------------------------------
						       19,367.0	       11,253.9 		8,113.1		7,924.2
--------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscriber base					  359.5 	   42.3 		  317.2 	  332.4
  Software						1,003.3 	  467.9 		  535.4 	  553.8
  Access to rights-of-way and other			  116.1 	   26.2 		   89.9 	   95.8
--------------------------------------------------------------------------------------------------------------------------------
							1,478.9 	  536.4 		  942.5 	  982.0
--------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
  Spectrum licences (a)					3,966.4 	1,018.3 		2,948.1 	3,853.6
--------------------------------------------------------------------------------------------------------------------------------
						    $  24,812.3    $   12,808.6 	    $  12,003.7	   $   12,759.8
================================================================================================================================-
(a) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount (see Note 2(a)).

Included in capital expenditures for the three-month and nine-month periods ended September 30, 2002, were additions of intangible assets subject to amortization of $72.6 million (2001 - $255.2 million) and $210.9 million (2001 - $356.8 million), respectively.


11. Deferred Charges

												As at 		As at
											    September 30,    December 31,
(millions)											2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Recognized transitional pension assets and pension plan contributions
  in excess of charges to income							   $	  324.9	   $	  271.5
Cost of issuing debt securities, less amortization						   55.6 	   68.7
Deferred hedging asset										  131.3 	  190.1
Deferred customer activation, installation and end-user wireless handset costs (a)		  129.6 	  122.5
Other												   58.4 	   32.4
--------------------------------------------------------------------------------------------------------------------------------
											   $	  699.8	   $	  685.2
================================================================================================================================
(a) Upfront customer activation fees and wireless handset revenues arising from sales to end-users, along with the corresponding direct costs not in excess of revenues, are deferred and recognized over the average expected term of the customer relationship.


12. Goodwill

During the first quarter of 2002, the Company updated its estimate of the net income tax benefits that were obtained in the course of acquiring Clearnet Communications Inc. on October 19, 2000. This has resulted in an increase to the future income tax asset of $126.2 million, which has been recorded as a reduction of the unamortized balance of goodwill arising from the acquisition.

Goodwill additions, arising from acquisitions, for the three-month and nine-month periods ended September 30, 2002, were $NIL (2001 - $8.0 million) and $2.9 million (2001 - $204.8 million), respectively.



13. Cash and Temporary Investments, Net of Outstanding Items

Cash and temporary investments, net of outstanding items, represents outstanding cheques written but not cleared by the bank as at the balance sheet date and is supported by an unsecured overdraft facility.



14. Long-Term Debt

(a) Details of Long-Term Debt

(millions)											As at 		As at
											    September 30,    December 31,
	Series			Rate			Maturity				2002		2001
--------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Notes (b)
	 CA			  7.5%			June 2006			   $	1,568.9	   $	1,589.1
	U.S.		 	  7.5%			June 2007				1,789.7 	2,062.1
	U.S.			  8.0%			June 2011				3,067.8 	3,171.1
--------------------------------------------------------------------------------------------------------------------------------
												6,426.4 	6,822.3
--------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Bank Facility				May 2004				  594.8 	  485.0
--------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Debentures (b)
	 1			12.00%			May 2010			  	   50.0 	   50.0
	 2			11.90%			November 2015				  125.0  	  125.0
	 3			10.65%			June 2021				  175.0 	  175.0
	 4			 9.15%			April 2002				     - 		    1.0
	 5			 9.65%			April 2022				  249.0 	  249.0
	 A			 9.50%			August 2004				  197.5 	  200.0
	 B			 8.80%			September 2025				  200.0 	  200.0
--------------------------------------------------------------------------------------------------------------------------------
												  996.5 	1,000.0
--------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Medium Term Note Debentures (b)
	96-3			 6.25%			February 2002				     - 		   20.0
	96-5			 7.25%			April 2002				     - 		   30.0
	96-6			 6.00%			January 2002				     - 		   25.0
	96-7			6.125%			January 2002				     - 		   30.0
	96-9			 6.25%			August 2003				   20.0 	   20.0
	99-1			 6.40%			June 2003				  151.0 	  200.0
--------------------------------------------------------------------------------------------------------------------------------
												  171.0 	  325.0
--------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Senior Discount Notes (c)						    0.8 	    1.5
--------------------------------------------------------------------------------------------------------------------------------
TELUS Communications (Quebec) Inc. First Mortgage Bonds
	 T			10.80%			March 2003				   30.0 	   30.0
	 U			11.50%			July 2010				   30.0 	   30.0
--------------------------------------------------------------------------------------------------------------------------------
												   60.0 	   60.0
--------------------------------------------------------------------------------------------------------------------------------
TELUS Communications (Quebec) Inc. Medium Term Notes
	 1			 7.10%			February 2007				   70.0 	   70.0
--------------------------------------------------------------------------------------------------------------------------------
Capital leases issued at varying rates of interest from 3.16% to 15.5% and maturing
  on various dates up to 2006 									   13.8 	   24.8
--------------------------------------------------------------------------------------------------------------------------------
Other 												    7.0 	    8.2
--------------------------------------------------------------------------------------------------------------------------------
Total debt											8,340.3 	8,796.8
Less - current maturities									  214.4 	  145.4
--------------------------------------------------------------------------------------------------------------------------------
Long-term Debt										   $	8,125.9	   $	8,651.4
================================================================================================================================

(b) TELUS Corporation Notes, TELUS Communications Inc. Debentures and TELUS Communications Inc. Medium Term Notes

During the third quarter of 2002, the Company repurchased 2006 (Canadian Dollar) Notes, 2007 and 2011 (U.S. Dollar) Notes, TELUS Communications Inc. Debenture, due August 2004, and TELUS Communications Inc. 6.4% Medium Term Notes with face values of $22.0 million, U.S.$133.5 million, U.S.$75.0 million, $2.5 million and $49.0 million, respectively. Proceeds from the public issuance of Non-Voting Shares (Note 16(f)) in the third quarter of 2002 were, effectively, used to repurchase these Notes. The gain on repurchasing these Notes and the gain on the corresponding amount of the 2007 and 2011 Cross Currency Interest Rate Swaps terminated have been included as a component of financing costs (gain on redemption on long-term debt)(Note 4).

(c) TELUS Communications Inc. Senior Discount Notes

During the third quarter of 2002, the 11.75% Senior Discount Notes, due 2007, were called for redemption and were redeemed. Pursuant to a corporate reorganization effected September 30, 2002, the outstanding Clearnet Inc. Senior Discount Notes, which mature in 2008 and 2009, became obligations of TELUS Communications Inc.

(d) Long-Term Maturities

Anticipated requirements to meet long-term debt repayments during each of the five years from September 30, 2002 are as follows:

(millions)
--------------------------------------------------------------------------------------------------------------------------------
2003													   $	  208.8
2004														  794.2
2005														     -
2006														1,578.0
2007														1,795.2



15. Other Long-Term Liabilities

												As at 		As at
											    September 30,    December 31,
(millions)											2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Deferred gain on sale-leaseback of buildings						   $	  114.2	   $	  121.4
Pension and other post-retirement liabilities							  144.1 	  139.1
Deferred customer activation and installation fees and wireless handset
  revenues arising from sales to end-users (a)							  129.6 	  122.5
Other												   45.9 	   49.6
--------------------------------------------------------------------------------------------------------------------------------
											   $	  433.8	   $	  432.6
================================================================================================================================
(a) Upfront customer activation fees and wireless handset revenues arising from sales to end-users, along with the corresponding direct costs not in excess of revenues, are deferred and recognized over the average expected term of the customer relationship.


16. Common Equity

(a) Details of Common Equity

												As at 		As at
											    September 30,    December 31,
(millions)											2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Common equity
  Common Shares (b)									   $	2,257.1    $	2,186.4
  Non-Voting Shares (b)										3,234.5 	2,861.4
  Options and warrants (c)									   56.8 	   57.6
  Accrual for shares issuable under channel stock incentive plan (d)				    0.2 	     -
  Retained earnings										  824.5 	1,654.8
  Contributed surplus										    7.4 	    7.4
--------------------------------------------------------------------------------------------------------------------------------
											   $	6,380.5    $	6,767.6
================================================================================================================================

(b) Changes in Common Shares and Non-Voting Shares

Periods ended September 30, 2002			   Three months				    Nine months
--------------------------------------------------------------------------------------------------------------------------------
						     Number of         Amount 		     Number of         Amount
						       shares	     (millions)		       shares	     (millions)
--------------------------------------------------------------------------------------------------------------------------------
Common Shares
  Beginning of period				    184,342,070    $	2,241.2 	    181,386,310    $	2,186.4
  Exercise of share options (c)				      -		     - 			 77,937 	    1.7
  Exercise of pre-emptive rights			      - 	     - 			596,993 	   13.3
  Employees' purchase of shares 		      1,460,788 	   14.5 	      3,620,047 	   51.8
  Dividends reinvested in shares			133,346 	    1.4 		254,917 	    3.9
--------------------------------------------------------------------------------------------------------------------------------
  End of period					    185,936,204    $	2,257.1 	    185,936,204    $	2,257.1
================================================================================================================================

Periods ended September 30, 2002			   Three months				    Nine months
--------------------------------------------------------------------------------------------------------------------------------
						     Number of         Amount 		     Number of         Amount
						       shares	     (millions)		       shares	     (millions)
--------------------------------------------------------------------------------------------------------------------------------
Non-Voting Shares
  Beginning of period			  	    122,970,715    $	2,903.5 	    120,840,391    $	2,861.4
  Exercise of share options (c)				      - 	     - 			 30,511 	    0.7
  Exercise of warrants (c) 				      - 	     - 			 28,667 	    1.1
  Channel stock incentive plan (d)			 14,450 	    0.1 		 14,450 	    0.1
  Other (e)						(30,104)	   (0.9)		(30,104)	   (0.9)
  Public issuance of shares (f)			     34,250,000 	  327.8 	     34,250,000 	  327.8
  Dividend Reinvestment and Share Purchase Plan (g)
  	Dividends reinvested in shares		        291,915 	    3.3 	      2,315,355 	   42.9
	Optional cash payments				 65,730 	    0.7 		113,436 	    1.4
--------------------------------------------------------------------------------------------------------------------------------
  End of period				   	    157,562,706    $	3,234.5 	    157,562,706    $	3,234.5
================================================================================================================================

(c) Share Option Plans and Warrants

At September 30, 2002, 25,900,040 (December 31, 2001 - 26,571,268) shares are reserved for issuance under the option plans. At September 30, 2002, 754,243 (December 31, 2001 - 782,910) warrants remained outstanding. The following is a summary of activity related to the Company's share options plans for the year to date period ended September 30, 2002.

					    Outstanding							      	       Outstanding
					    at beginning								at end of
					      of year	      Granted	    Exercised	   Forfeited	   Expired	  period
--------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation 	Number of shares	3,354,276	    - 		   -	     136,726 	         -     3,217,550
Share Option and 	--------------------------------------------------------------------------------------------------------
Compensation Plan	Weighted average
			option price		   $35.32	    - 		   - 	       33.86 		 - 	   35.38
--------------------------------------------------------------------------------------------------------------------------------
TELUS Share 		Number of shares	1,794,977	    - 	       4,534 	      15,242 		 -     1,775,201
Option Plan for 	--------------------------------------------------------------------------------------------------------
Former Clearnet 	Weighted average
Option Holders		option price		   $14.37 	    - 		5.30 	       30.46 		 - 	   14.19
--------------------------------------------------------------------------------------------------------------------------------
BC TELECOM	 	Number of shares	  823,265 	    - 		   - 	      55,567 	    28,300 	 739,398
Stock Option Plan	--------------------------------------------------------------------------------------------------------
			Weighted average
			option price		   $34.11 	    - 		   - 	       39.50 	     36.83 	   33.60
--------------------------------------------------------------------------------------------------------------------------------
BC TELECOM		Number of shares 	  211,592 	    - 		   - 		   - 	     2,800 	 208,792
Long-Term		--------------------------------------------------------------------------------------------------------
Incentive Share		Weighted average
Option Plan		option price		   $22.91 	    - 		   - 		   - 	     22.13 	   22.92
--------------------------------------------------------------------------------------------------------------------------------
TELUS Holdings Inc.	Number of shares	  847,158 	    - 	     103,914 	     316,684 	     7,461 	 419,099
Stock Option Plan	--------------------------------------------------------------------------------------------------------
			Weighted average
			option price		   $32.28 	    - 	       21.23 	       34.77 	     31.96 	   33.14
--------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation	Number of shares	6,908,300   1,406,420 		   - 	     292,093 	     4,666     8,017,961
Amended Share		--------------------------------------------------------------------------------------------------------
Option and		Weighted average
Compensation Plan	option price		   $28.96 	21.67 		   - 	       29.92 	     34.88 	   27.64
--------------------------------------------------------------------------------------------------------------------------------
TELUS Employee		Number of shares	5,728,800 	    - 		   - 	     426,900 		 -     5,301,900
Share Option Plan	--------------------------------------------------------------------------------------------------------
			Weighted average
			option price		   $29.33 	    - 		   - 	       28.61 		 - 	   29.38
--------------------------------------------------------------------------------------------------------------------------------
Total of all Plans	Number of shares       19,668,368   1,406,420 	     108,448 	   1,243,212 	    43,227    19,679,901
================================================================================================================================

(d) Channel Stock Incentive Plan

The Company initiated the Plan to increase sales of various products and services by providing additional performance-based compensation in the form of Non-Voting Shares. The Company has reserved 285,550 (December 31, 2001 - 300,000) shares for issuance under the Plan. As at September 30, 2002, shares earned, but not yet issued, are accrued as a component of Common Equity.

(e) Other

During 2001, the Company issued Non-Voting Shares as partial consideration for acquisitions made during the year. Some of these Non-Voting Shares, which were held in an escrow account, represented contingent consideration that met the requirements for recording as capital at the time of the acquisition. The excess of the amount of contingent consideration over the amount actually earned has been recorded as a reduction of Non-Voting Share capital.

(f) Public issuance of Non-Voting Shares

In the third quarter of 2002, the Company sold 34,250,000 Non-Voting Shares by way of a public offering in Canada and the United States at a price of $9.85 per share. Proceeds of $337.4 million were reduced by costs of issue of $14.5 million, less related future income taxes of $4.9 million.

(g) Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, at the Company's discretion it may offer the Non-Voting Shares at up to a 5% discount from the market price. Shares purchased through optional cash payments are subject to a minimum investment of $100 and a maximum investment of $20,000 per calendar year. Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired on the market at normal trading prices.


17.  Commitments and Contingent Liabilities

(a) CRTC Decision 2002-34 Deferral Account

On May 30, 2002, and on July 31, 2002, the CRTC issued Decision 2002 - 34 and 2002 - 43, respectively, and introduced the concept of a deferral account (see
Note 2(c)). The Company records a liability ($14.1 million as of September 30,
2002) to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it. Management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its annual review of the Company's deferral account, disagrees with management's estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material.

(b) Operational Efficiency Program Initiatives

As disclosed in Note 3, the Company has announced various initiatives, currently estimated to be $560 million, not all of which have met the criteria for recording as at September 30, 2002.


18. Net Change in Non-Cash Working Capital

(a) Continuing Operations:

Periods ended September 30				    Three months			     Nine months
(millions)						2002		2001			2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Accounts receivable				    $	  263.3	    $	  (19.5)	    $	  305.6     $	  (35.6)
Income and other taxes receivable			    3.4 	   52.7 		  (55.3)	   55.7
Inventories						    8.6 	   17.7 		   26.1 	   53.4
Prepaid expenses and other				   55.9 	  202.8 		    4.3 	  121.8
Accounts payable and accrued liabilities	  	   55.4 	   84.1 		  (12.5)	   99.7
Advance billings and customer deposits			   18.2 	  (10.9)		    3.7 	   35.4
Employer contributions to employee benefit plans	  (11.7)	  (14.6)		  (36.2)	  (42.7)
Other							     - 		   10.6 		     - 		     -
--------------------------------------------------------------------------------------------------------------------------------
	  					    $	  393.1	    $	  322.9	    	    $	  235.7	    $	  287.7
================================================================================================================================

(b) Discontinued Operations:

Periods ended September 30				    Three months			     Nine months
(millions)						2002		2001			2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Operating cash flow 	  			  $	   (1.9)    $	   68.9		    $	   (1.9)    $	  106.9
Accounts receivable and prepaid expenses		   (4.3)	 (278.9)		   (4.1)	 (279.0)
Accounts payable and accrued liabilities 		    1.6 	   55.1 		    1.6 	   55.1
--------------------------------------------------------------------------------------------------------------------------------
						  $	   (4.6)    $	 (154.9)	    $	   (4.4)    $	 (117.0)
================================================================================================================================


19. Segmented Information

Three months ended
September 30	            Communications		 Mobility (a)		  Eliminations	  	   Consolidated (a)
(millions)	          2002	        2001	      2002	   2001	 	2002	     2001	  2002	       2001
--------------------------------------------------------------------------------------------------------------------------------
External revenue	$ 1,233.8    $  1,341.9    $    532.5    $   481.3    $      -    $       -     $ 1,766.3    $ 1,823.2
Inter-segment revenue	     24.5 	   25.7 	  4.9 	       4.3 	  (29.4)       (30.0)	       - 	    -
--------------------------------------------------------------------------------------------------------------------------------
Total operating revenue	  1,258.3 	1,367.6 	537.4 	     485.6 	  (29.4)       (30.0)	  1,766.3      1,823.2
Operations expenses	    760.0 	  786.3         372.6 	     367.6 	  (29.4)       (30.0)	  1,103.2      1,123.9
--------------------------------------------------------------------------------------------------------------------------------
EBITDA (b)		$   498.3    $	  581.3    $    164.8 	 $   118.0    $      -    $	  - 	$   663.1    $   699.3
================================================================================================================================
Capital expenditures	$   230.2    $	  403.3    $	 92.5  	 $   183.8    $      -    $	  - 	$   322.7    $   587.1
Purchase of spectrum	       - 	     - 		  4.5 		-            - 	   	  - 	      4.5 	    -
--------------------------------------------------------------------------------------------------------------------------------
CAPEX (c)		$   230.2    $	  403.3    $	 97.0 	 $   183.8    $      -    $	  - 	$   327.2    $   587.1
================================================================================================================================
EBITDA less CAPEX	$   268.1    $	  178.0    $	 67.8 	 $   (65.8)   $      -    $	  - 	$   335.9    $   112.2
================================================================================================================================

Nine months ended
September 30	            Communications		 Mobility (a)		  Eliminations	  	   Consolidated (a)
(millions)	          2002	        2001	      2002	   2001	 	2002	     2001	  2002	       2001
--------------------------------------------------------------------------------------------------------------------------------
External revenue	$ 3,745.1    $	3,880.0    $  1,467.2 	 $ 1,332.5    $	     - 	  $	  - 	$ 5,212.3    $ 5,212.5
Inter-segment revenue	     72.5	   63.6 	 13.2 	      13.0   	  (85.7)       (76.6)	       - 	    -
--------------------------------------------------------------------------------------------------------------------------------
Total operating revenue	  3,817.6	3,943.6       1,480.4 	   1,345.5 	  (85.7)       (76.6)	  5,212.3      5,212.5
Operations expenses	  2,350.4	2,313.0       1,074.2 	   1,044.8 	  (85.7)       (76.6)	  3,338.9      3,281.2
--------------------------------------------------------------------------------------------------------------------------------
EBITDA (b)		$ 1,467.2    $	1,630.6    $	406.2 	 $   300.7    $	     -    $	  - 	$ 1,873.4    $ 1,931.3
================================================================================================================================
Capital expenditures	$   947.2    $	1,219.0    $	330.0 	 $   438.8    $	     - 	  $	  - 	$ 1,277.2    $ 1,657.8
Purchase of spectrum	       - 	     - 		  4.5 	     355.9 	     - 		  - 	      4.5 	 355.9
--------------------------------------------------------------------------------------------------------------------------------
CAPEX (c)		$   947.2    $	1,219.0    $	334.5 	 $   794.7    $	     - 	  $	  - 	$ 1,281.7    $ 2,013.7
================================================================================================================================
EBITDA less CAPEX	$   520.0    $	  411.6    $ 	 71.7 	 $  (494.0)   $	     -    $	  - 	$   591.7    $	 (82.4)
================================================================================================================================
(a) External revenue for Mobility has been reclassified for 2001
(see Note 2(b)).
(b) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is
defined as operating revenues less operations expense and, as defined, excludes restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with debt covenants.
(c) Total capital expenditures (CAPEX) are the sum of capital expenditures and purchases of spectrum.


20. Related Party Transactions

In 2001, the Company entered into an agreement with Verizon Communications Inc., a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008, and it has been renewed for 2003. As of September 30, 2002, $281.8 million of specified software licences and a trade mark licence have been acquired and recorded as capital and other assets. These assets are valued at fair market value as determined by an arm's-length party's appraisal. In addition, in the normal course of operations and on market terms and conditions, ongoing services and other benefits have been received and expensed. Assuming renewal through to 2008, the total commitment under the new agreement is U.S.$377 million for the period 2001 to 2008 and the commitment remaining after September 30, 2002 is U.S.$147 million.

Periods ended September 30				   Three months				    Nine months
(millions)						2002		2001			2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Verizon agreement
  Specified software licenses and trademark license
    acquired and recorded as capital and other	     $	   28.8       $	   66.9     	  $     82.5  	    $     149.8
  Ongoing services and benefits expensed	     $	   10.1       $	   16.3	    	  $     35.4 	    $      55.3
Sales to Verizon 				     $	   18.1       $	   32.6	    	  $     32.5 	    $      46.7
--------------------------------------------------------------------------------------------------------------------------------

In common with, and on the same basis as, other shareholders of the Company, Verizon is eligible to participate in the Company's Dividend Reinvestment and Share Purchase Plan (see Note 16(g)). The following table presents a summarization of the Company's dividend transactions with Verizon, which are included elsewhere in these financial statements in similarly captioned line item amounts.

Periods ended September 30				   Three months				    Nine months
(millions)						2002		2001			2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Declared dividends attributable to Verizon's
  shareholdings
  - to be paid in cash				     $	   10.5       $	     - 		  $	21.0 	    $	   22.1
  - to be reinvested in Treasury shares			    0.5 	   24.5 		11.9 		   46.6
--------------------------------------------------------------------------------------------------------------------------------
							   11.0 	   24.5 		32.9 		   68.7
--------------------------------------------------------------------------------------------------------------------------------
Cash payments						   10.5 	     - 			10.5 		   44.2
Reinvested in Treasury shares				    0.5 	   22.1 		22.1 		   22.1
--------------------------------------------------------------------------------------------------------------------------------
							   11.0 	   22.1 		32.6 		   66.3
--------------------------------------------------------------------------------------------------------------------------------
Change in dividends payable to Verizon			     - 		    2.4 		 0.3 		    2.4
Dividends payable to Verizon, beginning of period	   11.0 	   22.1 		10.7 		   22.1
--------------------------------------------------------------------------------------------------------------------------------
Dividends payable to Verizon, end of period	     $	   11.0       $	   24.5 	  $	11.0 	    $	   24.5
================================================================================================================================


21. Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) in Canada. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

Periods ended September 30				   Three months				    Nine months
(millions except per share amounts)			2002		2001			2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss) from continuing operations
  in accordance with Canadian GAAP		     $	 (105.3)      $	   24.0		  $    (87.9)	    $	  (95.2)
Adjustments:
  Decrease in depreciation expense (b)			    9.0 	    9.0 		26.9 		   26.9
  Decrease in interest expense (c)			    2.4 	    9.2 		 7.2 		   27.5
  Amortization of intangible assets (d)			  (20.5)	  (29.9)	       (61.4)		  (89.7)
  Goodwill amortization (e)				     - 		   (5.0)	 	  - 		  (15.1)
  Asset impairment - decrease in depreciation (f)	   18.0 	   18.0 		54.1 		   54.1
  Change in future employee benefits (g)		   (4.2)	   (4.2)	       (12.7)		  (12.7)
  Amortization of additional goodwill
    - Clearnet purchase (h)				     - 		   (1.7)		  - 		   (5.0)
  Interest on convertible debentures (i)		   (1.8)	   (1.4)		(5.1)		   (4.7)
  Accounting for derivatives (j)			    1.2 	   (1.2)		 0.7 		   (2.2)
  Taxes on the above adjustments			   (1.3)	    2.2 		(5.5)		   (1.8)
  Revaluation of deferred income tax assets
    and liabilities (k)					     - 		  403.8 		  - 		  337.5
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss) from continuing operations
  in accordance with U.S. GAAP (l)			 (102.5)	  422.8 	       (83.7)		  219.6
Discontinued operations					   (2.1)	  556.7 		(1.9)		  595.4
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) before effect of change
  in accounting principle				 (104.6)  	  979.5 	       (85.6)		  815.0
Effect of change in accounting principles
  for intangible assets and goodwill (m)		     - 		     - 		    (1,701.6)		     -
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP		 (104.6)	  979.5 	    (1,787.2)		  815.0
Other comprehensive income (loss) (j)(o)		  140.3 	   84.8 	       164.4 		   12.1
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss) in accordance
  with U.S. GAAP 				     $	   35.7       $	1,064.3 	  $ (1,622.8)	    $	  827.1
================================================================================================================================
Income (loss) per share under U.S. GAAP
 (basic and diluted):
  Continuing operations				     $	   (0.32)     $	    1.42 	  $	(0.28)	    $	    0.75
  Discontinued operations				   (0.01) 	    1.87 		(0.01)		    2.04
--------------------------------------------------------------------------------------------------------------------------------
  Before effect of change in accounting principles
    for intangible assets and goodwill			   (0.33)	    3.29 		(0.29)		    2.79
  Effect of change in accounting principles for
    intangible assets and goodwill			     - 		     - 			(5.51)		     -
--------------------------------------------------------------------------------------------------------------------------------
  Net income (loss)				     $	   (0.33)     $	    3.29 	  $	(5.80)	    $	    2.79
================================================================================================================================


The following is a restatement of major balance sheet categories to reflect the application of U.S. GAAP:

												As at 		As at
											    September 30,    December 31,
(millions)											2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Current assets										   $	1,148.4    $	1,442.6
Capital assets
	Property, plant, equipment and other							7,986.2 	7,716.3
	Intangible assets subject to amortization						2,866.0 	2,966.9
	Intangible assets with indefinite lives (m)						2,948.1 	5,553.3
Goodwill											3,606.5 	3,739.5
Deferred income taxes										1,067.0 	1,072.1
Other assets											1,099.8 	  798.0
--------------------------------------------------------------------------------------------------------------------------------
											   $   20,722.0    $   23,288.7
================================================================================================================================
Current liabilities									   $	2,085.2    $	1,860.1
Long-term debt											8,297.0 	8,829.7
Other long-term liabilities									  433.8 	  432.6
Deferred income taxes										1,671.2 	2,614.3
Non-controlling interest									   10.5 	    8.0
Shareholders' equity										8,224.3 	9,544.0
--------------------------------------------------------------------------------------------------------------------------------
											   $   20,722.0    $   23,288.7
================================================================================================================================

The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and U.S. GAAP:

												 As at September 30,
(millions)											2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under Canadian GAAP						   $	6,599.8    $	7,009.5
Adjustments:
  Purchase versus Pooling Accounting (a) - (e), (g), (m)					1,554.7 	2,692.7
  Asset impairment (f)										  (46.6)	  (82.2)
  Additional goodwill on Clearnet purchase (h)							  123.5 	  125.1
  Reclassification of convertible debentures from equity to debt (i)				 (149.6)	 (151.8)
  Accounting for derivatives (j)								   (2.0)	   (1.1)
  Other comprehensive income (loss) (o)								  144.5 	   12.1
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under U.S. GAAP							   $	8,224.3    $	9,604.3
================================================================================================================================

(a) Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc. which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method results in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

(b) Depreciation

Under the purchase method, TELUS' capital assets on acquisition have been recorded at fair value rather than at their underlying cost (book values) to TELUS. Therefore, depreciation of such assets based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' depreciation based on underlying cost (book values).

(c) Interest

Under the purchase method, TELUS' long-term debt on acquisition has been recorded at its fair value rather than at its underlying cost (book value) to TELUS. Therefore, interest expense calculated on the debt based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' interest expense based on underlying cost (book value).

(d) Intangible Assets

As TELUS' intangible assets on acquisition have been recorded at their fair value, amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method. As required (see (m) and Note 2(a)), the Company reviewed the estimated useful lives associated with its intangible assets that are subject to amortization. Generally Accepted Accounting Principles require that changes in estimates, such as the useful lives of assets, be applied prospectively. The Company's review resulted in the following changes, effected in the first quarter of 2002, to the estimated useful lives:

											     Estimated useful lives
					   Assigned Fair Value on Acquisition		Current			Former
--------------------------------------------------------------------------------------------------------------------------------
Subscribers - wireline					$1,950.0 million		     50 years		40 years
Spectrum licences					$1,833.3 million		Indefinite (m)		40 years
Subscribers - wireless 					$  250.0 million		      7 years			10 years
--------------------------------------------------------------------------------------------------------------------------------

(e) Goodwill

Under the purchase method of accounting, TELUS' assets and liabilities at acquisition have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill will be periodically tested for impairment (see (m)).

(f) Asset Impairment

In assessing if a capital asset is impaired, estimated future net cash flows are not discounted in computing the net recoverable amount. Under Canadian GAAP, the impairment amount recorded is the excess of the carrying amount over the recoverable amount; under U.S. GAAP the impairment amount recorded is the excess of the carrying amount over the discounted estimated future net cash flows that were used to determine the net recoverable amount. Under U.S. GAAP the net of tax charge taken in 1998 would be $232.2 million higher and would not be considered an extraordinary item. The annual depreciation expense would be approximately $72 million lower subsequent to when the increased impairment charge was taken under U.S. GAAP.

(g) Future Employee Benefits

Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

(h) Additional Goodwill on Clearnet purchase

Under U.S. GAAP, shares issued by the acquirer to affect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill will be periodically tested for impairment (see Note 2(a)).

(i) Convertible Debentures

Under Canadian GAAP, financial instruments such as the convertible debentures are classified as debt or equity according to their substance rather than their legal form. Accordingly, due to the substance of the transaction the convertible debentures have been classified as equity and the corresponding interest expense and the amortization of issue costs has been charged to the retained earnings rather than to the Consolidated Statements of Income. Pursuant to U.S. GAAP, the convertible debentures would be included in long-term debt. The corresponding interest expense on the convertible debentures and the amortization of issue costs are charged to the Consolidated Statements of Income.

(j) Accounting for Derivatives

On January 1, 2001, the Company adopted the provisions of SFAS 133, "Accounting For Derivative Instruments and Hedging Activities." This standard requires all derivatives be recognized as either assets or liabilities and measured at fair value. This is different from the Canadian GAAP treatment for financial instruments. Under U.S. GAAP, derivatives, which are fair value hedges, together with the financial instrument being hedged, will be marked to market with adjustments reflected in income and derivatives, which are cash flow hedges, will be marked to market with adjustments reflected in comprehensive income. As a result of adopting the statement, the Company recorded an expense arising from the cumulative effect of the change in accounting principle.

(k) Revaluation of Deferred Income Tax Assets and Liabilities

Canadian GAAP requires recognition of a change in tax laws or rates when the change is "substantively enacted." Thus, recognition may precede actual enactment by a period of several months. U.S. GAAP (SFAS 109) requires recognition upon actual enactment, which is the date that the tax change in signed into law.

(l) Gain on Redemption of Long-Term Debt

During the third quarter of 2002, the Company adopted SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections", in advance of mandatory adoption in the Company's 2003 fiscal year. Statement 145 results in the gain on redemption of long-term debt, in the Company's instance, no longer being reported as an extraordinary item and thus results in the elimination of the differing treatment between Canadian GAAP and U.S. GAAP. The comparative amounts have been restated, as required, in the adoption of this Statement.

(m) Intangible Asset Transitional Impairment Amount and Goodwill

Commencing January 1, 2002, in Canada and the United States, new Generally Accepted Accounting Principles for intangible assets with an indefinite life and goodwill apply to the Company (SFAS 142, "Goodwill and Other Intangible Assets")(see Note 2(a)). As one part of the transitional implementation, intangible assets with indefinite lives were tested for impairment as at January 1, 2002. Any such transitional impairment amount arising is considered to arise from a change in accounting policy and is charged to earnings, in the period the change is effected, after determining net income from operations. As a result of the differing accounting treatment afforded the merger of BC TELECOM and TELUS (see (a) and (d)), the recorded value of intangible assets with indefinite lives differs materially between Canadian and U.S. GAAP. The Company has assessed its intangible assets with indefinite lives and determined it necessary to record a transitional impairment amount of $595.2 million ($910.0 million before tax) for purposes of Canadian GAAP; a transitional impairment of $1,701.6 million ($2,609.7 million before tax) was required under U.S. GAAP. The transitional impairment amount, under both Canadian and U.S. GAAP, reduced the carrying values of the intangible assets with indefinite lives to the same amounts, thus eliminating the corresponding GAAP difference.

Similarly, goodwill is also to be tested for impairment as at January 1, 2002, by June 30, 2002, and any transitional impairment amount would also be considered to arise from a change in accounting policy and is charged to earnings, in the period the change is effected, after determining net income from operations. The Company completed this test in the first quarter of 2002. By applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units, the Company has assessed its goodwill and determined that there was no goodwill transitional impairment amount. Consistent with current industry-specific valuation methods, the Company used a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

In accordance with the new requirements, net income (loss) for prior periods presented is to be adjusted to exclude amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets with indefinite lives; the corresponding per share amounts are also required to be adjusted.

Periods ended September 30				   Three months				    Nine months
(millions except per share amounts)			2002		2001			2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP
  As reported					    $	 (104.6)    $	  979.5 	    $	  (85.6)    $	  815.0
  Add back:  Goodwill amortization			     - 		   52.9 		     - 		  149.8
	     Amortization of intangible assets
               with indefinite lives (a)		     - 		   19.0 		     - 		   56.6
--------------------------------------------------------------------------------------------------------------------------------
  As adjusted					    $	 (104.6)    $	1,051.4     	    $	  (85.6)    $	1,021.4
================================================================================================================================
Basic and diluted income (loss) per share
under U.S. GAAP
  As reported					    $	   (0.33)   $	    3.29 	    $	   (5.80)   $	    2.79
  Add back:  Goodwill amortization			     - 		    0.18 		     - 		    0.51
	     Amortization of intangible assets
               with indefinite lives (a)		     - 		    0.06 		     - 		    0.20
--------------------------------------------------------------------------------------------------------------------------------
  As adjusted					    $	   (0.33)   $	    3.53 	    $	   (5.80)   $	    3.50
================================================================================================================================
(a) Net of taxes of $15.1 and $44.9 for three-month and nine-month periods ended
    September 30, 2001, respectively.

(n) Share-Based Compensation

Generally Accepted Accounting Principles require disclosure of the impact on earnings and earnings per share as if the fair value based method of accounting had been applied for share-based compensation. Under Canadian GAAP, this is required in respect of awards made after 2001; under U.S. GAAP, this is required in respect of awards made after 1994. The fair values of the Company's options granted in 2002, and the weighted average assumptions used in estimating the fair values, are set out in Note 8. The fair value of the Company's options granted in the three-month and nine-month periods ended September 30, 2001 were estimated using the Black-Scholes model with weighted average assumptions of 10 year expected terms, volatility of 24% and 23%, respectively, interest rates of 5.5% and 6.2%, respectively, and an expected dividend yield of 3.3%. Such impact, using the weighted average fair values of $7.85 and $9.69 for options granted in the three-month and nine-month periods ended September 30, 2001 would approximate the following pro forma amounts:

Periods ended September 30				   Three months				    Nine months
(millions except per share amounts)			2002		2001			2002		2001
--------------------------------------------------------------------------------------------------------------------------------
Compensation cost (recovery)			    $	   17.1     $	   (3.0)	    $	   53.8     $	   26.3
Net income (loss)
  As reported					    $	 (104.6)    $	  979.5 	    $	  (85.6)    $	  815.0
  Pro forma					    $	 (121.7)    $	  982.5 	    $	 (139.4)    $	  788.7
Net income (loss) per Common Share
  and Non-Voting Share
  Basic and diluted - net income (loss)
     As reported				    $	   (0.33)   $	    3.29 	    $	   (5.80)   $	    2.79
     Pro forma					    $	   (0.39)   $	    3.30 	    $	   (5.96)   $	    2.70
--------------------------------------------------------------------------------------------------------------------------------

(o) Additional Disclosures Required Under U.S. GAAP - Comprehensive Income

SFAS 130, "Reporting Comprehensive Income", requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is no requirement to disclose comprehensive income under Canadian GAAP.


22. Prior Period Presentation

The December 31, 2001, and September 30, 2001, amounts have been reclassified, where applicable, to conform to the 2002 presentation.






  TELUS Management Discussion and Analysis
		Third Quarter 2002





Forward-Looking Statements

-------------------------------------------------------------------------------
This document and the management discussion and analysis contain statements about expected future events and financial and operating results that are forward-looking and subject to risks and uncertainties. TELUS' actual results, performance or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in TELUS' service territories across Canada and future demand for services; competition in wireline and wireless services, including voice, data and Internet services and within the Canadian telecommunications industry generally; levels of capital expenditures; corporate restructurings; success of operational and capital efficiency programs including maintenance of client service levels; success of integrating acquisitions; network upgrades, billing system conversions, and reliance on legacy systems; capital and operating expense savings; the impact of credit rating changes; availability and cost of capital including renewal of credit facilities; financial condition and credit risk of customers affecting collectibility of receivables; ability to maintain an accounts receivable securitization program; adverse regulatory action; attraction and retention of key personnel; collective labour agreement negotiations; future costs of retirement and pension obligations; technological advances; the final outcome of pending or future litigation; the effect of health and safety concerns and other risk factors described and listed from time to time in TELUS' reports, TELUS' comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the U.S.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
-------------------------------------------------------------------------------


Management Discussion and Analysis

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation (TELUS or the Company) for the three-month and nine-month periods ended September 30, 2002 and 2001. This discussion contains forward-looking information that is qualified by reference to, and should be read in conjunction with, the Company's discussion regarding forward-looking statements (see "Forward-Looking Statements" above). The following should also be read in conjunction with the accompanying unaudited Consolidated Financial Statements of TELUS and notes thereto. The Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 21 to the Consolidated Financial Statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS.


Change in External Auditor

Effective with the second quarter of 2002, as a result of the partners and staff of the Canadian operations of Arthur Andersen LLP joining Deloitte and Touche LLP, Deloitte and Touche LLP has been appointed as the external auditor of TELUS.


Accounting Policy Changes

The 2002 interim financial results reflect the adoption of two recent accounting pronouncements.

Earlier this year, the Company adopted the provisions of Financial Accounting Standards Board (FASB) EITF 01-9 regarding the accounting for consideration given by a vendor to a customer. The application of this standard by TELUS results in costs specific to the Mobility and Internet operations, which were previously recorded as operations expenses, being reclassified to offset revenues. Comparative revenues and operations expense for the three-month and nine-month periods ending September 30, 2001 for Mobility operations have been reduced by $26.6 million and $85.7 million respectively, restated on a consistent basis with 2002 results - with no change to reported 2001 EBITDA or other key operating metrics such as marketing Cost of Acquisition (COA). See
Note 2(b) to the Consolidated Financial Statements for more information.

In addition, effective January 1, 2002, the Company has adopted the changes in accounting policy as required by CICA Handbook Section 3062 - Goodwill and Other Intangible Assets. As a result, the Company no longer amortizes goodwill or indefinite life intangible assets. In the three-month and nine-month periods ended September 30, 2001, the pre-tax amortization expense associated with these items was $68.7 million and $196.8 million respectively.

Under Section 3062, rather than being systematically amortized, the value of intangible assets with indefinite lives and goodwill are periodically tested for impairment. In the first quarter, the Company assessed its intangible assets with indefinite lives, which are its wireless spectrum licences, and determined it necessary to record a transitional impairment amount of $595.2 million ($910 million before tax) as a charge to retained earnings. The Company also completed its test for transitional impairment for goodwill and determined that there was no transitional goodwill impairment amount. See Note 2(a) to the Consolidated Financial Statements for additional details.

Regulatory Changes

Contribution Decisions

Commencing January 1, 2002, operating revenues, EBITDA, and EPS were impacted by changes to the contribution revenues received and contribution expenses paid as a result of the following CRTC Decision 2000-745 on Changes to the Contribution Regime, and Decision 2001-238 on Restructured Bands. The impact of these decisions was a decrease in consolidated EBITDA of $40.0 million and $162.1 million for the three-month and nine-month periods ended September 30, 2002, respectively, when compared to the same periods one year earlier.

In 2001, TELUS had filed for a 'review and vary' relating to the costing assumptions prescribed to be used in calculating portable subsidy requirements, relating to the CRTC Decisions 2000-745 and 2001-238. Under these decisions, the costs the Company can recover through the contribution regime were reduced. On October 25, 2002, the CRTC released Decision 2002-67, denying TELUS' review and vary request. However, the CRTC noted that it will consider portfolio expenses in upcoming proceedings. Other than the impacts described in the paragraph above, no additional financial impacts are expected. This decision does not affect previous financial guidance by TELUS.

Price Cap Decisions

On May 30, 2002 and July 31, 2002 the Canadian Radio-television and Telecommunications Commission (CRTC) announced its decisions on the Regulatory Framework for the Second Price Cap Period for the Incumbent Local Exchange Carriers (ILECs), or CRTC Decision 2002-34 and CRTC Decision 2002-43, which established the framework for regulation of ILECs, including TELUS. These decisions cover a four-year period beginning June 2002 (for TELUS Communications Quebec Inc. (TCQI), a four- year period beginning August 2002). The impact of these decisions was a decrease in consolidated EBITDA of $23.8 million and $31.3 million for the three-month and nine-month periods ended September 30, 2002, respectively, when compared to the same periods one year earlier.

The positive aspects of the CRTC decision were that it confirms TELUS' preferred regulatory model of facilities based competition, did not introduce the significantly larger discounts of up to 70% for use of incumbent facilities sought by competitors and allows TELUS to benefit as it becomes more efficient. On the negative side, the CRTC has extended the regulation of local prices and service levels, reduced the ability of companies to raise prices, introduced more complexity and caused additional negative impact to TELUS' earnings.

TELUS anticipates that the financial impact of the CRTC decisions in 2002, updated for the current year impacts on TCQ, is a negative EBITDA impact of approximately $58 million in 2002 and an incremental annual negative EBITDA impact of approximately $80 million for 2003. This is in part due to the CRTC allowing a reduction of between 15 to 20 per cent on the fees paid by Competitive Local Exchange Carriers (CLECs) for access to the TELUS network.

Subsequent to Decision 2002-34, AT&T Canada Inc. petitioned the Federal Cabinet to increase competitor discounts from those provided for in the Decision - this matter is still before Cabinet. In addition, CallNet Enterprises Inc. filed for a 'review and vary' in respect of the follow-up process as set by the CRTC in Decision 2002-34 to examine the services that are included and qualify for Competitor Digital Network Access (CDNA) discounts. On August 9, 2002, the CRTC issued Public Notice 2002-4 to determine the scope of CDNA services, which among other issues, will address CallNet's application. The proceeding under Public Notice 2002-4 will be concluded some time in 2003.

Status of Labour Negotiations

On October 16, 2002, the Telecommunications
Workers Union (TWU) informed TELUS of their decision to halt bargaining in order to seek a strike vote from unionized TELUS Communications Inc. employees in British Columbia and Alberta. Although bargaining dates had been confirmed into 2003, the union advised TELUS that it was canceling all agreed to bargaining sessions until November 18. Given this most recent delay and the lack of progress at the bargaining table, TELUS informed the union that it would be applying to the Minister of Labour, as provided under the Canada Labour Code, to seek the appointment of a federal conciliator. Conciliation is a mandatory requirement under the Code where the parties have been unable to successfully conclude a new collective agreement. The conciliation process can take a number of months and while the conciliation process is underway a strike or lock out is not allowed

Results of Operations

   Highlights
   Three months ended September 30					 2002		 2001		Change		 %
---------------------------------------------------------------------------------------------------------------------------------
  ($ in millions except per share amounts)
  Operating revenues							1,766.3		1,823.2		(56.9)		(3.1)
  EBITDA (1) normalized for regulatory impacts (2)			  726.9 	  699.3 	 27.6 		 3.9
  EBITDA (1)								  663.1           699.3 	(36.2)		(5.2)
  Restructuring and workforce reduction costs				  313.3 	    - 		313.3 	          -
  Discontinued operations						   (2.1) 	  556.7        (558.8)        (100.4)
  Net income (loss)							 (107.4)          580.7        (688.1)        (118.5)
  Common Share and Non-Voting Share income (loss)			 (110.0)          578.5        (688.5)        (119.0)
  Earnings (loss) per share (EPS)					  (0.35)           1.94         (2.29)        (118.0)
  Capital expenditures - wireless spectrum				    4.5             - 		  4.5  	         -
  Capital expenditures - general					  322.7 	  587.1        (264.4)         (45.0)
---------------------------------------------------------------------------------------------------------------------------------
  Nine months ended September 30					 2002		 2001		Change		 %
---------------------------------------------------------------------------------------------------------------------------------
  ($ in millions except per share amounts)
  Operating revenues							5,212.3 	5,212.5		 (0.2)		 0.0
  EBITDA (1) normalized for regulatory impacts (2)			2,066.8 	1,931.3 	135.5 		 7.0
  EBITDA (1)								1,873.4 	1,931.3 	(57.9)		(3.0)
  Restructuring and workforce reduction costs				  328.9           198.4 	130.5 		65.8
  Discontinued operations						   (1.9) 	  595.4        (597.3)        (100.3)
  Net income (loss)							  (89.8)	  500.2        (590.0)	      (118.0)
  Common Share and Non-Voting Share income (loss)			  (97.5)          492.9        (590.4) 	      (119.8)
  Earnings (Loss) per share						  (0.32)	   1.69	        (2.01)        (118.9)
  Capital expenditures - wireless spectrum				    4.5 	  355.9        (351.4)	       (98.7)
  Capital expenditures - general				        1,277.2 	1,657.8        (380.6)         (23.0)
---------------------------------------------------------------------------------------------------------------------------------

1 Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues less Operations expense and, as defined, excludes Restructuring and workforce reduction costs.

The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods or non-operating factors such as historical cost; and without regard to Restructuring and workforce reduction costs, which are transitional in nature. EBITDA is not a calculation based on Canadian or U.S. Generally Accepted Accounting Principles and should not be considered an alternative to Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

2 Regulatory impacts from changes to the Contribution Regime, Restructured Bands, and Price Cap decisions.

Consolidated operating revenue and EBITDA decreased for the third quarter ended September 30, 2002, when compared with the same period one year ago, reflecting negative impacts of recent regulatory decisions totalling $110.6 million and $63.8 million, respectively (year-to-date - $318.2 million and $193.4 million, respectively). After normalizing for these impacts, TELUS operating revenues improved by 2.9% and 6.1% for the quarter and year-to-date periods, respectively. Similarly, normalized EBITDA improved by 3.9% and 7.0% for the quarter and year-to-date, respectively. The Company is focused on reducing the rate of erosion from traditional revenue streams such as long-distance, while maximizing gains in growth areas primarily in wireless and Internet. TELUS made significant cost structure improvements in the current quarter resulting from continued execution of the Operational Efficiency Program (OEP) to reduce net targeted staff count positions by approximately 6,500, primarily through voluntary retirement and departure programs. As at September 30, 2002, over 2,700 positions have been reduced in the wireline business since the beginning of the year, and approximately 3,500 positions reduced since the first phase of the OEP that began in July 2001. In addition, the OEP included the the closure of 33 TELUS stores and three customer contact centres that have been accomplished during the quarter. Other initiatives of the program include: the consolidation of customer contact centres; streamlining of business processes; reduction of TELUS product portfolio and processes to support them; optimizing the use of real estate,networks and other assets; and operational and administrative function consolidation. The program will continue in the fourth quarter of 2002 and is expected to be completed during 2003 to meet the Company's planned financial objectives.

Net income and earnings per share decreased in the third quarter, when compared with the same period last year, primarily due to the following: the regulatory decision impacts of approximately $38.6 million after-tax (12 cents per share), recognition of approximately $207 million (66 cents loss per share) in after-tax restructuring and workforce reduction costs in the current quarter, recognition in 2001 of an after-tax gain on discontinued operations of $551.8 million ($1.85 per share), partly offset by after-tax gain on debt redemption and the required cessation of amortization of goodwill and intangible assets with indefinite lives.

The discussion below is presented on a segmented basis for external revenues and total operations expenses. See the segmented disclosure in the TELUS Consolidated Financial Statements, Note 19.

  Operating revenues - TELUS Communications
  Three months ended September 30					 2002		 2001		Change		 %
---------------------------------------------------------------------------------------------------------------------------------
  ($ in millions)
  Voice local (net of 2002 price cap of $13.7 million)			  524.4 	  533.6 	 (9.2)		(1.7)
  Voice contribution							   24.9 	  110.8 	(85.9)	       (77.5)
  Voice long distance (net of 2002 price cap of $1.3 million)		  252.3 	  284.4 	(32.1)	       (11.3)
  Data (net of 2002 price cap of $9.5 million)				  332.2 	  287.5 	 44.7 	        15.5
  Other (net of 2002 price cap $0.4 million)				  100.0 	  125.6 	(25.6)	       (20.4)
---------------------------------------------------------------------------------------------------------------------------------
  External operating revenue						1,233.8 	1,341.9        (108.1)	        (8.1)
  Intersegment revenue							   24.5 	   25.7 	 (1.2)		(4.7)
---------------------------------------------------------------------------------------------------------------------------------
  Total operating revenue						1,258.3 	1,367.6        (109.3)		(8.0)
---------------------------------------------------------------------------------------------------------------------------------
  Nine months ended September 30					 2002	 	 2001		Change		 %
---------------------------------------------------------------------------------------------------------------------------------
  ($ in millions)
  Voice local (net of 2002 price cap of $18.6 million)			1,580.9 	1,561.3 	 19.6		 1.3
  Voice contribution							   62.8 	  348.3        (285.5)	       (82.0)
  Voice long distance (net of 2002 price cap of $1.5 million)		  772.2 	  828.5         (56.3)		(6.8)
  Data (net of 2002 price cap of $12.2 million)				1,026.7 	  831.9         194.8 		23.4
  Other (net of 2002 price cap $0.4 million)				  302.5 	  310.0          (7.5)		(2.4)
---------------------------------------------------------------------------------------------------------------------------------
  External operating revenue					        3,745.1         3,880.0        (134.9)		(3.5)
  Intersegment revenue							   72.5 	   63.6 	  8.9 		14.0
---------------------------------------------------------------------------------------------------------------------------------
  Total operating revenue						3,817.6 	3,943.6        (126.0)		(3.2)
---------------------------------------------------------------------------------------------------------------------------------

Voice local revenue is generated from monthly access charges and enhanced services. Voice local revenue decreased by $9.2 million (1.7%) and increased by $19.6 million (1.3%) in the three-month and nine-month periods ended September 30, 2002, respectively, when compared with the same periods one year ago. The decrease in local access revenue in the third quarter was a result of CRTC price cap decision impacts of $13.7 million (year-to-date $18.6 million). In addition, year-to-date access revenues from price increases implemented in 2001 were somewhat offset by the impact of approximately 52,000 fewer access lines than one year ago. Growth in local enhanced services revenue was $7.8 million for the quarter and $23.3 million year-to-date.

The most significant decrease in total network access lines occurred between December 31, 2001 and September 30, 2002 with a reduction of 47,000 lines. Over this period, Incumbent Local Exchange Carrier (ILEC) consumer lines in Western Canada and Quebec decreased by 29,000 due to removal of second lines as a result of the significant increase in high-speed Internet subscribers, competitive losses, and technological substitution including migration to wireless services. Consumer second lines represent less than 7% of total consumer access lines as at September 30, 2002. In the nine-month period ended September 30, 2002, total business lines decreased by 18,000 mainly due to technological substitution to more efficient Integrated Services Digital Network(ISDN) services and economic factors. Central Canada Non-Incumbent
Local Exchange Carrier (Non-ILEC)business line gains exceeded ILEC business line losses to competitors by approximately 15,000. The combined ILEC business and consumer market share was estimated to be 97% at September 30, 2002, down slightly from 98% one year ago and December 31, 2001.

Voice contribution revenue decreased by $85.9 million (77.5%) and $285.5 million (82.0%) for the three-month and nine-month periods ended September 30, 2002, respectively, when compared with the same periods one year ago. The change in contribution revenue resulted principally from CRTC Decisions 2000-745 on Changes to the Contribution Regime and 2001-238 on Restructured Bands, which reduced the revenues that TELUS received to subsidize high cost service areas in 2002. Under these decisions, there was also a decrease in contribution expense (or revenue tax) impacting both the Communications and Mobility segments in 2002 (see discussion under Operations expense).

Voice long distance revenue decreased by $32.1 million (11.3%) and $56.3 million (6.8%) for the three-month and nine-month periods ended September 30, 2002, respectively, when compared with the same periods one year ago; however, third quarter long distance revenue was relatively flat when compared with the previous quarter. Wholesale settlement revenues decreased by $16.8 million for the quarter and $39.1 million year-to-date, when compared with the same periods last year, due to lower inbound minutes from domestic carriers due to migration of competitors' minutes to their own networks, lower inbound volumes from the U.S., as well as lower rates on international traffic. Substitution to alternative technologies such as e-mail, Internet and wireless, and lower business long distance rates contributed to long distance revenue erosion. In addition, in the third quarter of 2001, there was short-term increase of approximately $5.0 million to consumer long-distance revenues due to capping of minutes in unlimited plans in June 2001 that was not repeated in the third quarter of 2002 due to changes to consumer calling patterns. These declines were partially offset by implementation of a $1.25 monthly long distance plan administration fee and a 2-cent per minute rate increase in consumer calling plans effective February 2002.

Data revenues include Enhanced/IP data services (services such as Internet access, hosting and applications, LAN/WAN, gateway service, internetworking, and remote access) and other data services (private line, switched data services, data local access, data customer premises equipment (CPE) sales, and managed information technology (IT) services). Total Data revenue increased by $44.7 million (15.5%) and $194.8 million (23.4%) for the three-month and nine-month periods ended September 30, 2002, respectively, when compared with the same periods one year ago, despite negative price cap decision impacts of $9.5 million in the third quarter and $12.2 million since June 2002. Data revenue growth excluding negative price cap impacts was 18.9% and 24.9% for the quarter and year-to-date, respectively. Data revenue growth excluding negative price cap impacts and non-recurring managed information technology revenues was 14.1% and 20.1% for the quarter and year-to-date, respectively. Organic data revenue growth, which excludes revenues from 2001 acquisitions as well as the impacts of price caps and non-recurring data revenues, was 11.8% and 12.3% for the quarter and year-to-date respectively.

Enhanced data/IP revenue increased by $41.2 million for the quarter and $115.2 million year-to-date mainly due to the year-over-year growth in consumer high-speed Internet customer base of 133.3%, and increased internetworking and hosting revenues. High-speed Internet net additions of 40,800 in the current quarter increased by 35.1% as compared to 30,200 in the same period last year. Partly offsetting high-speed Internet growth was the loss of 15,400 dial-up subscribers this quarter as compared to an increase in dial-up subscribers of 8,300 in the same period last year.

Other data revenues increased by $3.5 million and $79.6 million for the three-month and nine-month periods ended September 30, 2002, respectively. This was due to growth in IT managed services (including non-recurring revenue of $13.7 million for the quarter and $39.4 million year-to-date), and increased volumes for digital private line and packet switched services. Negatively impacting other data revenues were lower data settlements revenue from competitors, and lower data CPE revenues attributed to reduced business spending.

Other revenue decreased by $25.6 million (20.4%) and $7.5 million (2.4%) for the three-month and nine-month periods ended September 30, 2002, respectively when compared with the same periods in 2001. The decrease was due to lower voice CPE sales volumes as a result of reduced demand and increased focus on higher margin product portfolios, as well as a greater emphasis on data CPE sales as opposed to voice CPE sales. The year-to-date decrease in revenues was reduced by the inclusion of five additional months of revenue from Williams Communications, which TELUS purchased on June 1, 2001.

Included in the total revenues discussed above, Non-ILEC revenues were $135.9 million and $375.0 million for the three-month and nine-month periods ended September 30, 2002, respectively - increases of $31.3 million and $172.7 million, respectively, from the same periods last year. Minor adjustments have been made to prior period Non-ILEC revenues and operations expense to reflect current customer account classification.

Intersegment revenues represent services provided by the Communications segment to the Mobility segment and are eliminated upon consolidation along with the associated expense from TELUS Mobility.

  Key operating indicators - TELUS Communications
  Three months ended September 30					 2002		 2001		Change		 %
---------------------------------------------------------------------------------------------------------------------------------
  (000s for subscribers and additions)
  Network access lines, end of period					  4,921 	  4,973 	  (52)		(1.0)

  Total Internet subscribers, end of period				  783.0 	  605.9 	177.1 		29.2
	Dial-up								  416.2 	  448.7 	(32.5)		(7.2)
	High-speed							  366.8 	  157.2		209.6 	       133.3

  Total Internet subscriber net additions				   25.4 	   38.5 	(13.1)	       (34.0)
	Dial-up							          (15.4)	    8.3 	(23.7)	      (285.5)
	High-speed							   40.8 	   30.2 	 10.6 	        35.1
---------------------------------------------------------------------------------------------------------------------------------
  Nine months ended September 30					 2002		 2001		Change		 %
---------------------------------------------------------------------------------------------------------------------------------
  (000s for subscribers and additions)

  Total Internet subscriber net additions				  113.1 	  109.0 	  4.1 		  3.8
	Dial-up								  (38.9) 	   35.4         (74.3)	       (209.9)
	High-speed							  152.0 	   73.6 	 78.4 		106.5
---------------------------------------------------------------------------------------------------------------------------------

  Operating revenues - TELUS Mobility
  Three months ended September 30					 2002		 2001		Change		 %
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)
  Network revenue							  493.9 	  439.3 	 54.6 		12.4
  Equipment revenue							   38.6 	   42.0 	 (3.4)		(8.1)
---------------------------------------------------------------------------------------------------------------------------------
  External operating revenue						  532.5 	  481.3 	 51.2 		10.6
  Intersegment revenue							    4.9 	    4.3 	  0.6 		14.0
----------------------------------------------------------------------------------------------------------------------------------
  Total operating revenue						  537.4 	  485.6 	 51.8 		10.7
---------------------------------------------------------------------------------------------------------------------------------
  Nine months ended September 30					 2002		 2001		Change		 %
---------------------------------------------------------------------------------------------------------------------------------
  (in millions)
  Network revenue							1,362.2 	1,221.5 	140.7 		11.5
  Equipment revenue							  105.0 	  111.0 	 (6.0)		(5.4)
---------------------------------------------------------------------------------------------------------------------------------
  External operating revenue						1,467.2 	1,332.5 	134.7 		10.1
  Intersegment revenue							   13.2 	   13.0 	  0.2 		 1.5
---------------------------------------------------------------------------------------------------------------------------------
  Total operating revenue						1,480.4 	1,345.5 	134.9 		10.0
---------------------------------------------------------------------------------------------------------------------------------

TELUS Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired and fees for value-added services. Network revenue increased substantially (12.4% and 11.5%) for the three-month and nine-month periods ended September 30, 2002, respectively, as compared to the same periods last year. The Network revenue growth is a result of the continued expansion of TELUS Mobility's subscriber base by 18.5% to 2.9 million subscribers from 2.4 million one year ago while maintaining a high average revenue per subscriber unit per month (ARPU).

TELUS Mobility continues to pursue a strategy focused on profitable revenue growth and subscriber retention, resulting in industry leading ARPU and a substantially improved churn year-over-year. ARPU was $58 and $55 for the third quarter and year-to-date 2002, respectively. ARPU was $60 and $58 in the comparable periods one year ago. ARPU for the third quarter 2002 increased $3 (5.5%) over the previous quarter. Average minutes of use (MOU) per subscriber per month were 297 and 286 for the current quarter and year-to-date, respectively, as compared to 272 and 268 for the same periods of the prior year. Despite the increased subscriber usage, ARPU declined year-over-year, which is primarily attributable to greater in-bucket usage, to the postpaid / prepaid subscriber mix consistent with trends in the wireless market and to retention offers. In-bucket usage refers to plans that offer free minutes (at a fixed fee) for periods of time including Free Evening and Weekend plans and after school calling. As of September 30, 2002, postpaid subscribers accounted for an industry leading 84.1% of the total cumulative subscriber base as compared to 86.6% one-year earlier. Net subscriber additions increased to 93,700 and 286,800 for the current quarter and year-to-date, respectively from 78,200 and 257,100 for the comparable periods one year ago representing a 19.8% and 11.6% increase, respectively. This increase was achieved while decreasing the cost of acquisition excluding retention costs by $58 per unit (12.9%) and $40 per unit (9.0%) for the third quarter and year-to-date 2002, respectively. Net postpaid subscriber additions for the current quarter of 67,300 represented 71.8% of all net additions in the period or a 20,600 (44.1%) increase over the 46,700 postpaid additions (59.7%) for the corresponding period one year ago. Similarly, year-to-date net postpaid additions of 219,900 represented 76.7% of all net additions as compared to 126,000 or 49.0% in the same period one-year earlier.

Blended postpaid and prepaid churn averaged 1.7% per month in the third quarter of 2002, a significant improvement from 2.2% for the comparable period one year earlier and 2.0% from the second quarter of 2002. Year-to-date 2002 churn was 1.8% representing a significant improvement from 2.0% for the same period last year. Deactivations declined to 142,900 (7.6%) for the third quarter 2002 as compared to 154,700 for the same period last year despite an 18.5% increase in the subscriber base. The improved churn and industry leading ARPU are evidence of the continued focus and execution of TELUS Mobility on subscriber retention and profitable revenue generating subscriber growth. The decrease in churn is attributed to improved network quality and coverage, improved client service levels and client contracting as part of loyalty and retention programs.

Equipment sales, rental and service revenue in the three-month and nine-month periods ended September 30, 2002, was $38.6 million and $105.0 million, respectively, as compared to $42.0 million and $111.0 million for the same periods one year earlier. The reduction in equipment revenue occurred despite an increase in gross subscriber additions for the three-month and nine-month periods, which were 236,600 and 738,500, respectively, as compared to 232,900 and 674,800 for the same periods one year ago. This is due to lower handset pricing primarily associated with competitive offers and retention efforts, as they relate to incenting customers to sign multiple-year contracts and to renew contracts during the year.

Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS Communications.

  Key operating indicators - TELUS Mobility
  Three months ended September 30					 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
(000s for subscribers and additions)

  Net subscriber additions - postpaid					   67.3 	   46.7 	 20.6 		44.1
  Net subscriber additions - prepaid					   26.4 	   31.5 	 (5.1)	       (16.2)
--------------------------------------------------------------------------------------------------------------------------------
  Net subscriber additions - total					   93.7 	   78.2 	 15.5 		19.8

  Subscribers, end of period						2,864.5 	2,417.3 	447.2 		18.5
  Churn, per month (%)							    1.7 	    2.2 	 (0.5)	       (22.7)
  Cost of Acquisition (COA) per gross subscriber addition ($)		    467 	    482 	  (15)		(3.1)
  Cost of Acquisition (COA) per gross subscriber addition excl.
  retention and migration ($)						    391 	    449 	  (58)	       (12.9)
  ARPU ($)								     58 	     60 	   (2)		(3.3)
  Total POPs covered (millions)						   25.3 	   24.3 	  1.0 		 4.1
  Digital POPs covered (millions)					   25.0 	   23.9 	  1.1 		 4.6
  Digital POPs covered incl. roaming/resale (1)				   26.6 	     - 		   - 		  -

  EBITDA ($ millions)							  164.8 	  118.0 	 46.8 		39.7
  EBITDA excluding COA ($ millions)					  274.7 	  228.9 	 45.8 		20.0
--------------------------------------------------------------------------------------------------------------------------------

  Nine months ended September 30					 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  (000s for subscribers and additions)

  Net subscriber additions - postpaid				          219.9 	  126.0 	 93.9 		74.5
  Net subscriber additions - prepaid					   66.9 	  131.1 	(64.2)	       (49.0)
--------------------------------------------------------------------------------------------------------------------------------
  Net subscriber additions - total					  286.8 	  257.1 	 29.7 		11.6

  Churn, per month (%)							    1.8 	    2.0 	 (0.2)	       (10.0)
  Cost of Acquisition (COA) per gross subscriber addition ($)(2)	    479 	    499 	  (20)		(4.0)
  Cost of Acquisition (COA) per gross subscriber addition excl.
  retention and migration ($)(2)					    405 	    445 	  (40)		(9.0)
  ARPU ($)								     55 	     58 	   (3)		(5.2)

  EBITDA ($ millions)							  406.2 	  300.7         105.5 		35.1
  EBITDA excluding COA ($ millions)					  737.5 	  623.3         114.2 		18.3
--------------------------------------------------------------------------------------------------------------------------------

(1) TELUS Mobility has not turned on all digital roaming areas. Once fully activated, total digital pops coverage is estimated to be more than 27 million.

(2) For the year-to-date ended September 30, 2002, Cost of Acquisition of $479and $405 before retention and migration costs excluded the $21.0 millionfavourable clarification of tax legislation by the Ontario Provincial Sales Taxauthorities, representing a reversal of a cumulative COA liability. When including the $21.0 million reduction, COA for the year-to-date ended September30, 2002 would be $451 and $377 excluding retention and migration.

  Operations expense - TELUS Communications
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------

  Three months ended September 30					  760.0 	  786.3 	(26.3)		(3.3)
  Nine months ended September 30					2,350.4 	2,313.0 	 37.4 		 1.6
--------------------------------------------------------------------------------------------------------------------------------

TELUS Communications operations expenses decreased by $26.3 million (3.3%) for the three-month period ended September 30, 2002, and increased by $37.4 million (1.6%) for the nine-month period ended September 30, 2002, when compared with the same periods last year. Operations expense for the quarter decreased due to the reduction in contribution expense and OEP cost reductions including lower salaries and benefits from approximately 1,700 net staff reductions since
June 30, 2002 partly offset by increased expenses due to Non-ILEC expansion. Operations expense for the nine-month period in 2002 includes a $40.0 million favourable impact from a settlement with Canada Customs and Revenue Agency
(CCRA) for investment tax credits. The investment tax credits were recorded as a reduction of operations expense as this is where the qualifying expenses were recorded originally. Excluding the investment tax credits, operations expense increased by $77.4 million for the nine-month period ended September 30, 2002. These increases were mainly due to Non-ILEC expansion and 2001 acquisitions that were partly offset by reduced contribution expenses and OEP cost reductions.

Non-ILEC expenses increased by $16.7 million and $153.7 million, respectively, for the three-month and nine-month periods ended September 30, 2002. The increase in the current quarter was primarily due to increased facility costs associated with network expansion and increased cost of sales associated with revenue growth. For the nine-month period, the increase was mainly due to additional costs from companies acquired from June to October 2001, as well as increased facility costs and cost of sales associated with revenue growth.

ILEC operations expense decreased by $43.0 million and $116.3 million, respectively, for the three-month and nine-month periods ended September 30, 2002, when compared with the same periods last year. The most significant change was a decrease in contribution expense of $29.8 million and $95.5 million for the quarter and nine-month periods, respectively, resulting from the reduction in contribution rates from 4.5% of eligible revenues to an interim rate of 1.4% of eligible revenues, as determined in CRTC Decision 2001-238. Combined wholesale settlement, facilities and clearinghouse expenses decreased by $3.6 million for the quarter and $5.6 million year-to-date, while payments under the Software and Related Technology and Services Agreement with Verizon decreased by $5.2 million and $18.9 million, respectively, for the quarter and year-to-date. CPE cost of sales decreased by $15.3 million for the quarter and $17.4 million year-to-date due to lower CPE sales. For the nine-month period, expenses also decreased due to receipt of a $40.0 million investment tax credit in June 2002. Other net productivity improvements exceeded all other inflationary increases by $14.6 million for the quarter and $24.2 million year-to-date, primarily as a result of the OEP.

The above decreases in ILEC operations expense were partially offset by expenses related to non-recurring data managed service revenues ($10.9 million for the quarter and $34.0 million year-to-date), and higher pension costs ($9.6 million for the quarter and $22.4 million year-to-date). Bad debt expense increased by $1.4 million in the quarter, and was up $7.0 million for the nine-month period. Expenses increased by $5.2 million in the quarter and decreased by $5.8 million year-to-date due to changes in capitalized labour when compared with the same periods last year. The current quarter capitalized labour decreased along with the reduced overall capital expenditure program. In addition, for the nine-month period, cost of sales for consumer Internet increased by $12.3 million due to the growth in high speed Internet customers, while building lease payments increased by $7.4 million due to the sale and leaseback of administrative buildings early in 2001. In addition, a one-time $8.0 million property tax recovery was recorded in the first quarter of 2001, for which there is no equivalent recovery in the current year.

In regard to the pension expense, management's projection at this time is that the 2003 expense could increase by approximately $80.0 million over that recorded for the full year 2002. The pension expense change in 2003 would not result in a correponding change in the required defined pension plan funding in 2003. The projected increase in the 2003 pension expense is non-cash in nature and is related to amortization of actuarial losses and a lower return on assets for defined benefits pension plan.


  Operations expense - TELUS Mobility
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------

  Three months ended September 30					  372.6 	  367.6 	  5.0 		 1.4
  Nine months ended September 30					1,074.2 	1,044.8 	 29.4 		 2.8
--------------------------------------------------------------------------------------------------------------------------------

TELUS Mobility operations expenses increased by $5.0 million (1.4%) and $29.4 million (2.8%) for the three-month period and nine-month periods ended September 30, 2002, respectively, when compared to the same periods one year ago. Year-to-date expenses included a $21.0 million reduction resulting from a clarification of provincial sales tax legislation related to handset subsidies, which represented the reversal of a cumulative liability previously recorded in marketing cost of acquisition (COA). Normalized for this reduction in expenses, year-to-date operating expenses increased by $50.4 million (4.8%). The increase was principally due to general and administrative costs (G&A) for client care to support higher subscriber levels and to a lesser extent, COA attributable to higher postpaid gross activations. The increase in G&A expenses is variable with increased subscribers. However, significant productivity improvement is evident when G&A growth is compared with network revenue growth of 12.4% and 11.5% for the current quarter and year-to-date, respectively, and with subscriber growth of 18.5% year-over-year.

Expenses related to equipment sales decreased $7.6 million (8.2%) in the third quarter and decreased $19.1 million (7.1%) year-to-date 2002 as compared to the respective periods one-year earlier. The current quarter decrease occurred despite an increase of 3,700 gross subscriber activations as compared to the same period in the prior year. Favourable exchange rates and improved vendor pricing year-over-year are the primary reasons for the improvement. The majority of the year-to-date decrease was related to the $21.0 million favourable clarification of provincial tax legislation. Once normalized, year-to-date equipment costs increased by $1.9 million (0.7%). These costs are included in COA.

Network operating expenses improved $7.7 million (7.3%) to $97.9 million in the third quarter of 2002, as compared to $105.6 million for the same period one year ago. Year-to-date expenses improved $13.3 million (4.6%) to $274.6 million as compared to $287.9 million for the corresponding period last year. Network service expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. These costs improved as a result of reduced contribution charges period over period. Contribution charges in the current quarter and year-to-date were $5.4 million and $14.7 million respectively as compared to $21.6 million and $42.8 million for the same periods one-year earlier. When normalized for reduced contribution revenue taxes in 2002, the increase in network operating expenses were $8.5 million (10.1%) and $14.8 million (6.0%) in the current quarter and year-to-date, respectively, as compared to the same periods of last year. The increases were attributed to transmission and site-related expenses including roaming costs in support of the increased subscriber base and the growth in the number of cell sites in service from the continued enhancement of TELUS Mobility's digital networks. PCS digital population coverage increased from 20.8 million before the roaming/resale agreements to 26.6 million including roaming/resale areas turned on at the end of the third quarter. PCS digital population coverage increased 5.8 million (including 1.1 million turned on in Aliant territory during the third quarter) from 20.8 million before the roaming/resale agreements to 26.6 million including roaming/resale areas turned on at the end of the third quarter. Total digital population coverage (Mike(tm) and PCS) as of September 30, 2002, was
25.0 million (26.6 million including all current digital roaming service areas) as compared to 23.9 million one year ago.

Marketing expenses excluding handset subsidies were $56.7 million and $164.2 million for the third quarter and year-to-date 2002, respectively, as compared to $53.9 million and $147.9 million for the same periods in 2001. The increases were primarily due to dealer compensation as a result of higher postpaid gross subscriber additions. COA was $467 and $479 for the current quarter and year-to -date (and excluding any benefit from the $21.0 million PST ruling) respectively as compared to $482 and $499 for the same periods last year. The improvement in COA is from lower handset subsidies and advertising efficiencies on a per gross addition basis net of an increased investment in retention programs. Excluding retention and migration costs, COA was $391 and $449 for the third quarter of 2002 and 2001, respectively, and $405 and $445 for year-to-date 2002 and 2001, respectively. Increased retention spending is consistent with TELUS Mobility's focus on reducing churn by offering incentives to the existing subscriber base.

G&A expenses increased 15.2% to $132.5 million and 13.4% to $384.5 million for the third quarter and year-to-date 2002, respectively, compared to spending of $115.0 million and $339.0 million for the same periods last year. G&A expenses consisted of employee compensation and benefits, facilities, client services, bad debt and various other expenses. The increases were principally related to an increase in staffing levels in the areas of client care, Company-owned retail stores and expansion into new coverage territory, to support subscriber growth and improve service levels. Employee costs increased due to an increase in headcount to 5,397 total headcount from 4,985 at September 30, 2001. Client service expenses increased principally due to increases in bad debts and subscriber related expenses, such as billing and postage charges. Bad debts increased $10.3 million and $16.9 million for the three and nine-month periods ended September 30, 2002 as compared the same period one year earlier. TELUS Mobility has successfully completed all of its major billing system conversions (five in the past 15 months) with the completion of the Mike subscriber conversion in early October 2002. The billing systems integration over the last fifteen-month period contributed to an increase in bad debts. All bad debts, including nominal data clean-up costs, have been included in G&A expenses. TELUS Mobility expects bad debt related expenses to decline to more historical levels in the last quarter of this year and in 2003.

  Earnings (1) Before Interest, Taxes, Depreciation and Amortization (EBITDA)
  by segment
  Three months ended September 30					 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  ($ in millions)

  TELUS Communications							  498.3 	  581.3 	(83.0)	       (14.3)
  TELUS Mobility							  164.8 	  118.0 	 46.8 		39.7
--------------------------------------------------------------------------------------------------------------------------------

  TELUS Consolidated							  663.1 	  699.3 	(36.2)		(5.2)

  Nine months ended September 30					 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  ($ in millions)

  TELUS Communications							1,467.2 	1,630.6        (163.4)	       (10.0)
  TELUS Mobility							  406.2 	  300.7 	105.5 		35.1
--------------------------------------------------------------------------------------------------------------------------------

  TELUS Consolidated							1,873.4 	1,931.3		(57.9)		(3.0)
--------------------------------------------------------------------------------------------------------------------------------

  (1) Excluding Restructuring and workforce reduction costs.

  EBITDA margin (2) by segment (%)
  Three months ended September 30					 2002		 2001		Change
--------------------------------------------------------------------------------------------------------------------------------

  TELUS Communications							   39.6 	   42.5 	 (2.9)		  -
  TELUS Mobility							   30.7 	   24.3 	  6.4 		  -
  TELUS Consolidated							   37.5 	   38.4 	 (0.9)		  -
--------------------------------------------------------------------------------------------------------------------------------

  Nine months ended September 30					 2002		 2001		Change
--------------------------------------------------------------------------------------------------------------------------------

  TELUS Communications							   38.4 	  41.3 		 (2.9)		  -
  TELUS Mobility							   27.4 	  22.3 		  5.1 		  -
  TELUS Consolidated							   35.9 	  37.1 		 (1.2)		  -
--------------------------------------------------------------------------------------------------------------------------------
(2) EBITDA divided by total revenue.


TELUS Communications EBITDA decreased $83.0 million and $163.4 million for the three-month and nine-month periods ended September 30, 2002 primarily due to the negative impacts of the changes in contribution rates and the recent price cap decision. Normalized for these negative regulatory impacts, TELUS Communications EBITDA would have declined marginally by $3.0 million and increased by $58.1 million for the three-month and nine-month periods ended, respectively. The normalized decrease in the quarter was due to the positive impacts of the Operational Efficiency Program being more than offset by decreases in revenue, primarily in voice long distance. The normalized year-to -date improvement is attributable to the $40 million investment tax credits, operational efficiency savings, and increased data revenue offset by decreases in other areas such as long distance. Non-ILEC negative EBITDA of $23.3 million and $89.6 million for the three-month and nine-month periods ended September 30, 2002, respectively, showed modest improvement from the negative $37.9 million and $108.6 million reported for the same periods last year due to higher margin revenue growth, cost efficiencies, and improved economies of scale.

TELUS Mobility continued to successfully execute its national strategy focused on profitable revenue growth. TELUS Mobility EBITDA for the third quarter improved by $46.8 million (39.7%) as compared to the same period one-year earlier principally due to a 12.4% increase in network revenue and from an 18.5% increase in the cumulative subscriber base. When compared to 2001, the year-to-date 2002 EBITDA growth is significant considering the large increase in COA spending associated with the increase in subscriber loading. Incremental network revenue flowed through to EBITDA excluding COA at a rate of 83.9% in the third quarter of 2002 as compared to 57.2% in the same period in 2001. The year-to-date 2002 EBITDA increased by $105.5 million (35.1%) when compared to the corresponding period in 2001. Before the $21.0 million favourable PST clarification, year-to-date 2002 EBITDA improved by $84.5 million (28.1%) to $385.2 million from $300.7 million in the same period in 2001. Year-to-date EBITDA margin as a percentage of network revenue (before the PST clarification) improved to 28.3% in 2002 as compared to 24.6% one-year earlier. Year-to-date EBITDA margin excluding COA as a percentage of network revenue (before the PST clarification) improved to 54.1% in 2002 as compared to 51.0% one-year earlier. The improvements in both EBITDA and EBITDA-COA are not only attributable to strong subscriber and revenue growth but to the economies of scale recognized through improved efficiencies resulting from the successful integration of mobility operations and investments in information systems and technology.

  Depreciation and amortization
  Three months ended September 30					 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  ($ in millions)
  Depreciation								  307.3 	  282.9 	 24.4 		 8.6
  Amortization of intangible assets					   93.5 	   92.6 	  0.9 		 1.0
--------------------------------------------------------------------------------------------------------------------------------

  Nine months ended September 30					 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  ($ in millions)
  Depreciation								  898.5 	  850.2 	 48.3 		 5.7
  Amortization of intangible assets					  261.9 	  249.6 	 12.3 		 4.9
--------------------------------------------------------------------------------------------------------------------------------

Depreciation increased by $24.4 million and $48.3 million, respectively, for the three-month and nine-month periods ended September 30, 2002, when compared to the same periods one year earlier. For the current quarter, an increase in depreciation expense of $22.6 million due to growth in wireless and data network capital assets and a $9.1 million increase related to the acquisition of PSINet were partially offset by $7.3 million lower depreciation on network assets due to service life increases implemented in late 2001 as a result of TELUS' ongoing depreciation studies. Similarly, for the nine-month period, an increase in depreciation expense of $44.6 million due to growth in wireless and data network capital assets and a $25.5 million increase related to the acquisition of PSINet was partially offset by $21.8 million lower depreciation on network assets due to service life increases.

Amortization increased by $0.9 million and $12.3 million, respectively, for the three-month and nine-month periods ended September 30, 2002, when compared to the same periods last year. Amortization in respect of administrative software assets and subscribers increased by $23.4 million and $79.4 million for the three-month and nine-month periods ended September 30, 2002. In the comparative 2001 periods, the Company recorded amortization of $22.5 million and $67.1 million respectively for intangible assets with indefinite lives. Commencing January 1, 2002, the Company no longer amortizes intangible assets with indefinite lives as a result of the required adoption of CICA policy discussed in Note 2(a) to the Consolidated Financial Statements.

  Restructuring and workforce reduction costs
  ($ in millions)							 2002		 2001		Change		%
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					  313.3 	  - 		313.3 		-
  Nine months ended September 30					  328.9 	  198.4 	130.5 		65.8
--------------------------------------------------------------------------------------------------------------------------------

In 2001, the Company initiated a phased Operational Efficiency Program (OEP) aimed at improving the Company's operating and capital productivity and competitiveness. The first phase of the OEP was to complete merger-related restructuring activities in TELUS Mobility and the reorganization for TELUS Communications. In the first quarter of 2001, a restructuring charge of $198.4 million was recorded. Approximately one-half of the 2001 charge was related to integration costs for TELUS Mobility including the write-down of redundant capital assets, handset reconfiguration costs and employee severance costs. The remaining charge was related to reorganization costs in TELUS Communications, including employee severance costs and capital asset impairment charges. In the first quarter of 2002 the Company recorded a $12.5 million expense in respect of restructuring and workforce reduction costs incurred in excess of the 2001 provision. By December 31, 2001, excluding the impacts of staff increases associated with acquisitions, there were approximately 800 net staff reductions as a result of the OEP.

The second phase of the OEP which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive review of enterprise-wide processes to identify capital and operational efficiency opportunities. Consequently, on June 7, 2002, the Company initiated a program offering an Early Retirement Incentive Plan (ERIP) and Voluntary Departure Incentive Plan (VDIP) to 11,000 of over 16,000 bargaining unit employees and on July 11, 2002, the Company announced details on OEP initiatives including: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres, currently from 66 offices in 20 communities to 19 offices in six communities. Three of the 47 customer contact centres targeted for consolidation have been consolidated by September 30, 2002. All 33 of the TELUS stores targeted for closure have been closed by September 30, 2002. Consolidation of administrative offices is expected to be largely completed by December 31, 2002, with other changes implemented throughout 2003.

The third phase of the OEP commenced in the third quarter of 2002 and was focused on operationalizing the above noted initiatives. In total for the second and third phases of the OEP, TELUS is expecting a further net reduction of approximately 6,500 positions involving approximately 5,200 bargaining unit and 1,300 management positions in 2002 and 2003. These reductions are somewhat higher than the 6,000 net positions originally announced due to higher than anticipated enrollment to the ERIP and VDIP program and higher management departures. In the third quarter, TELUS reduced its staff count by approximately 1,700 positions and 2,700 on a year-to-date basis. Since the inception of the OEP in 2001, the Company has reduced its staff count by approximately 3,500, comprised of 2,200 bargaining unit positions and 1,300 management positions. See Note 3 to the Consolidated Financial Statements.

The expense and liability for the ERIP and VDIP programs are recognized when the employee accepts the Company's formalized offer. The Company recorded incentive package costs of $3.1 million in the second quarter of 2002 for employees who departed during the second quarter of 2002. During the third quarter of 2002, the Company recorded $313.3 million of restructuring and workforce reduction costs, representing approximately 3,500 management and bargaining unit ERIP and VDIP employee acceptances and planned involuntary terminations (of which approximately 1,700 had left the Company as of September 30, 2002), qualifying lease termination and other costs. Additional restructuring and workforce reduction costs are expected to be incurred subsequent to September 30, 2002, but did not qualify for accrual at the current balance sheet date. The total cost (inclusive of the items already recorded) of all the phase two initiatives, including management, ERIP, VDIP and other operational efficiency pursuits, is currently estimated to be $560 million.

The anticipated EBITDA impact for 2002 is approximately $55 million in expense savings, of which approximately $15 million was realized in the third quarter. The currently expected annual savings for 2003 are expected to be approximately $350 million. Thereafter, annual recurring savings are currently estimated to be approximately $540 million.

  Other income (expense)
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					   (5.6)	    0.6 	 (6.2)		 -
  Nine months ended September 30					  (16.5)	   19.6         (36.1)		 -
--------------------------------------------------------------------------------------------------------------------------------

Other income (expense) includes gains and losses on disposal of property, charitable donations, and accounts receivable securitization expense. For the three-month and nine-month periods ending September 30, 2002, accounts receivable securitization expense increased by $2.3 million and $0.2 million, respectively, when compared with the same periods in 2001. This increase resulted from expansion of the program at the end of July 2002 - see Note 2(e) and Note 9 to the Consolidated Financial Statements for further discussion.

Other expenses for the three-month and nine-month periods ended September 30, 2002 also increased due to losses in portfolio investments recorded in 2002, while other income for the nine-month period ended September 30, 2001 included a $24.5 million gain from the sale of a fibre asset.

  Financing costs
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					   98.6 	  175.2 	(76.6)	       (43.7)
  Nine months ended September 30					  454.0 	  444.1 	  9.9 		 2.2
--------------------------------------------------------------------------------------------------------------------------------

Financing costs for the three-month period and nine-month periods ended September 30, 2002, respectively, includes an $82.4 million pre-tax gain on debt redemption. The gain arose from the repurchase of approximately $402 million principal amount of notes and debentures of TELUS Corporation and TELUS Communications Inc. for a cash outlay of approximately $310 million including commissions and net of cross currency swap unwind proceeds. Please refer to the discussion under Cash Provided by Financing Activities in the following pages for further details. Gains on redemption of debt of $7.0 million and $65.9 million, respectively, were also recorded in the comparable periods in 2001.

Excluding the gains on debt repurchase and redemption described above, financing costs for the three-month period ended September 30, 2002 decreased by $1.2 million when compared to the same period one year ago. See Note 4 to the Consolidated Financial Statements. The average debt outstanding during the three-month period ended September 30, 2002 was $9,019 million compared to $8,999 million in 2001. The effective interest rate on the average debt outstanding was 7.8% for the three-month period ended September 30, 2002 (2001
- 7.9%), while the average term to maturity has decreased to 6.6 years as at September 30, 2002 (2001 - 7.6 years).

Excluding gains on debt repurchase and redemption, financing costs for the nine-month period ended September 30, 2002 increased by $26.4 million when compared to the same period one year ago. Interest on long-term and short-term debt increased by $14.7 million to $543.1 million for the nine-month period ended September 30, 2002 from $528.4 million in the comparative period in 2001, while interest income decreased by $8.8 million. The average debt outstanding during the nine-month period in 2002 was $8,957 million compared to $8,990 million in same period in 2001. Due to recent financing activities, the short-term obligation and long-term debt balance as at September 30, 2002 was $8,344 million compared with $8,474 million one year earlier and $8,881 million at December 31, 2001. The effective interest rate on the average debt outstanding was 7.9% for the nine-month period in 2002 (2001 - 7.7%).

  Refinancing charge from debt restructuring
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					    - 		     - 		    - 		  -
  Nine months ended September 30					    - 		   96.5         (96.5)	      (100.0)
--------------------------------------------------------------------------------------------------------------------------------

As a result of negotiating new senior credit facilities in 2001, a non-cash refinancing charge of $96.5 million was recorded in 2001 to expense fees related to interim bridge financing for the acquisition of Clearnet, which were paid and deferred in 2000.

  Income taxes
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					  (50.5)	   79.0 	(129.5)	      (163.9)
  Nine months ended September 30					   (0.9)	   74.0 	 (74.9)	      (101.2)
--------------------------------------------------------------------------------------------------------------------------------

The recovery of income taxes for the three-month and nine-months periods ended September 30, 2002, when compared with the same periods one year ago, was primarily due to the losses before taxes partly offset by an increase in Large Corporations Tax (LCT). The increase in LCT was a result of corporate reorganizations in 2001 that allowed TELUS to offset taxable income in one subsidiary with losses available in other subsidiaries. Accordingly, there was no surtax credit available to reduce LCT. The 1% effective tax rate for the nine-months ended September 30, 2002 is disproportionately low as the income tax recovery is reduced by LCT, and is impacted by the timing of deductibility of the restructuring and workforce reduction costs in future years with lower enacted tax rates. The 66% effective tax rate for the nine-months ended September 30, 2001 was disproportionately high because of adjustments to future income tax assets and liabilities resulting from prospective changes in income tax rates, as well as LCT. See Note 5 to the Consolidated Financial Statements.

  Non-controlling interest
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					    0.6 	     - 		  0.6 		 -
  Nine months ended September 30					    2.4 	    3.6 	 (1.2)	       (33.3)
--------------------------------------------------------------------------------------------------------------------------------

Non-controlling interest for the three-month and nine-month periods ended September 30, 2002 primarily represents a partner's interest in TELUS International Inc. The decrease in non-controlling interest for the nine-month period ended September 30, 2002, when compared to the same period last year, was mainly due to TELUS' purchase of the remaining 30% of TELUS Quebec from Verizon on June 30, 2001.

  Goodwill amortization
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					  - 		   46.2         (46.2)	      (100.0)
  Nine months ended September 30					  - 		  129.7	       (129.7)	      (100.0)
--------------------------------------------------------------------------------------------------------------------------------

Commencing January 1, 2002, the Company no longer amortizes goodwill. This is the result of the required adoption of new accounting rules in CICA Handbook
Section 3062 as discussed in Note 2(a) to the Consolidated Financial
Statements.

  Discontinued operations
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					   (2.1)	  556.7        (558.8)	      (100.4)
  Nine months ended September 30					   (1.9)	  595.4        (597.3)	      (100.3)
--------------------------------------------------------------------------------------------------------------------------------

By the end of August, 2002, TELUS completed the sale of its remaining directory operations in the U.S. Discontinued operations for the three-month and nine-month periods ended September 30, 2001, represented combined income from directory advertising and equipment leasing businesses prior to their effective divestiture dates and the respective gains recognized upon divestiture. The sale of TELUS Advertising Service's British Columbia, Alberta and Ontario directory business and TELUS Quebec's directory business to Verizon's Dominion Information Services closed on July 31, 2001. TELUS exited the equipment leasing business on September 30, 2001. See Note 6 to the Consolidated Financial Statements.

  Preferred dividends
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					    0.8 	    0.8 	   - 		-
  Nine months ended September 30					    2.6 	    2.6 	   - 		-
------------------------------------------------------------------------------------------------------------------------------

There were no changes to the quarterly preferred dividend.

  Interest on convertible debentures
  ($ in millions)							 2002		 2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					    1.8 	    1.4 	   0.4 	        28.6
  Nine months ended September 30					    5.1 	    4.7 	   0.4 		 8.5
--------------------------------------------------------------------------------------------------------------------------------

The interest on convertible debentures is presented net of related income taxes. As these debentures are convertible into non-voting shares and are classified as equity on the balance sheet, the related interest is recorded as a charge to retained earnings rather than an interest expense.

  Common share and non-voting share income (loss)
  ($ in millions)							 2002		  2001		Change		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					 (110.0)	  578.5        (688.5)	      (119.0)
  Nine months ended September 30					  (97.5)	  492.9        (590.4)	      (119.8)
--------------------------------------------------------------------------------------------------------------------------------

The Common share and non-voting share income was reduced by $688.5 million in the three-month period ending September 30, 2002, when compared to the same period one year ago. The most significant changes were the third quarter 2001 income from discontinued operations of $556.7 million and the third quarter 2002 restructuring and workforce reduction cost of $313.3 million before taxes.


  Liquidity and capital resources
  Cash provided by operating activities
  ($ in millions)							 2002		2001 		Change 		 %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					  804.3		558.3 		246.0 		44.1
  Nine months ended September 30				        1,373.2       1,222.7 	        150.5 		12.3
--------------------------------------------------------------------------------------------------------------------------------

Cash provided by operating activities increased by $246.0 million (44.1%) in the three-month period ended September 30, 2002, when compared with the same period last year due mainly to changes in non-cash working capital and lower cash income taxes. The improvement in the non-cash working capital resulted primarily from an increase in sold accounts receivable in 2002 and the negative impacts on 2001 working capital due to the sale of directory operations. Cash income taxes decreased as a result of corporate reorganizations in 2001 that allowed TELUS to shelter taxable income with losses carried forward.

Cash provided by operating activities increased by $150.5 million (12.3%) for the nine-month period ended September 30, 2002, when compared with the same period last year, due mainly to an increase in sold accounts receivable, lower cash income taxes, and the negative impacts on 2001 working capital due to the sale of directory operations, partly offset by higher workforce restructuring payments and higher interest paid.

  Cash provided by (used by) investing activities
  ($ in millions)							 2002		2001		Change		  %
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					(322.1)		120.6 		(442.7)		(367.1)
  Nine months ended September 30				      (1,310.3)	     (1,257.5)	         (52.8)		  (4.2)
--------------------------------------------------------------------------------------------------------------------------------

Net cash used by investing activities increased by $442.7 million and $52.8 million in the three-month period and nine-month periods ended September 30, 2002, respectively, when compared to the same period one year earlier. The increase in net cash used for investing activities was mainly due to receipts in 2001 of $810 million from the sale of the directory advertising business, and for the nine-month period, the receipt of $228.4 million proceeds from the sale of administrative buildings, partly offset in the quarter and year-to-date periods by lower capital expenditures and spectrum purchases in 2002 (described in more detail below), and lower other investing activities in 2002.

  Capital expenditures by segment
  Three months ended September 30					 2002		 2001		Change	 	 %
--------------------------------------------------------------------------------------------------------------------------------
  ($ in millions)
  TELUS Communications							  230.2 	  403.3        (173.1)	       (42.9)
  TELUS Mobility							   92.5 	  183.8 	(91.3)	       (49.7)
--------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures - general					  322.7 	  587.1        (264.4)	       (45.0)
  TELUS Mobility - wireless spectrum					    4.5 	   - 		  4.5 		 -
--------------------------------------------------------------------------------------------------------------------------------
  Total capital expenditures						  327.2 	  587.1        (259.9)	       (44.3)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
  Capital expenditure intensity (1) 					   18.5% 	   32.2% 	(13.7%)
--------------------------------------------------------------------------------------------------------------------------------

  Nine months ended September 30					 2002		 2001		Change		  %
--------------------------------------------------------------------------------------------------------------------------------
  ($ in millions)
  TELUS Communications							  947.2 	1,219.0 	(271.8)		(22.3)
  TELUS Mobility							  330.0 	  438.8 	(108.8)		(24.8)
--------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures - general					1,277.2 	1,657.8 	(380.6)		(23.0)
  TELUS Mobility - wireless spectrum					    4.5 	  355.9 	(351.4)		(98.7)
--------------------------------------------------------------------------------------------------------------------------------
  Total capital expenditures						1,281.7 	2,013.7 	(732.0)		(36.4)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
  Capital expenditure intensity (1)					   24.6% 	   38.6% 	(14.0%)
--------------------------------------------------------------------------------------------------------------------------------
(1) Capital expenditures as a percentage of revenue

TELUS Communications' capital expenditures decreased by $173.0 million (42.9%) for the three-month period ended September 30, 2002, when compared with the same period last year due to reduced spending in both Non-ILEC and ILEC initiatives. Expenditures for Non-ILEC expansion decreased by $33.6 million to $50.3 million mainly due to lower co-location activity and accelerated expansion in Quebec last year. Expenditures for ILEC sustainment decreased by $139.5 million to $179.9 million mainly due to $66.8 million of lower payments for software licences and brand-marks from Verizon, $17.8 million lower spending on the national long distance and card service platform completed early in 2002, $13.3 million lower e-hosting expenditures due to the opening of the Calgary data centre in 2001, $13.3 million lower spending on web enablement, and $28.3 million lower spending on network infrastructure and other initiatives. Expenditures for ADSL initiatives were relatively unchanged from the same period last year at $41.3 million. For the Communications Segment, the ratio of capital expenditures to revenues was 18.3% for the current quarter compared with 29.5% in the same period last year, as a result of reduced capital expenditures. The ratio for ILEC operations was 16.0% for the current quarter as compared to 25.3% in the same period last year.

TELUS Communications' capital expenditures decreased by $271.8 million (22.3%) for the nine-month period ended September 30, 2002, when compared with the same period last year. Expenditures for Non-ILEC expansion decreased by $78.3 million to $173.6 million mainly due to the completion of the national optical carrier network and IP backbone in 2001. Expenditures for ILEC sustainment decreased by $193.5 million to $773.6 million, mainly due to $94.3 million lower payments for software licences and brand-marks from Verizon, $41.9 million lower expenditures for the national long distance and card service platform, $62.5 million lower expenditures on network infrastructure and $28.3 million lower e-hosting expenditures. Expenditures for ADSL initiatives increased by $46.0 million to $205.5 million, while spending on all other initiatives decreased by $12.5 million. For the Communications Segment, the ratio of capital expenditures to revenues decreased to 24.8% year-to-date 2002 compared to 30.9% in the same period last year. The ratio for ILEC operations was 22.5% for the current quarter as compared to 25.8% in the same period last year.

In addition to capital expenditures detailed above, a fibre asset was purchased in June 2001 from a third party for non-monetary consideration of $76.0 million. As this was a non-cash purchase, the amount is not reflected in Capital expenditures on the Consolidated Statements of Cash Flows.

TELUS Mobility capital expenditures were favourable as compared to the same period last year, decreasing by $86.8 million and $460.2 million for the three-month and nine-month periods ended September 30, 2002, respectively, when compared with the same periods in 2001. TELUS Mobility continued the enhancement of digital cellular coverage, digitization of the analogue network, and implementation of the 1X CDMA data network. Excluding the spectrum purchase, capital spending has declined significantly year-over-year principally because of the implementation of the 1X digital network in 2001, digital conversion of analogue networks in 2001, and reduced coverage expansion costs in 2002 due to the recently operationalized roaming/resale agreements. As a result of continued EBITDA growth and reduced capital expenditure intensity and spectrum purchases, Mobility has improved cash flow (EBITDA less capital expenditures) to a positive $67.8 million and $71.8 million, respectively, for the current quarter and year-to-date, compared with negative $65.8 million and negative $494.0 million, respectively, for the same periods last year. For TELUS Mobility, capital expenditure intensity decreased to 18.0% and 22.6%, respectively, for the current three-month and nine-month periods, compared with 37.9% and 59.1%, respectively, for the same periods last year.

The Company has significantly reduced its consolidated capital expenditure intensity to 18.5% and 24.6%, respectively, for the current quarter and year-to-date periods, from 32.2% and 38.6%, respectively, in the same periods last year. Reduced capital expenditure intensity in the current quarter is consistent with TELUS' objective to reduce annual consolidated capital expenditures to 20% of revenue, or less, in 2003 and thereafter. The annual percentage for 2002 is expected to be similar to the current year-to-date figure, based on 2002 current annual targets (see 2002 Financial Targets).

  Cash provided by (used in) financing activities
  ($ in millions)							 2002		 2001		Change		%
--------------------------------------------------------------------------------------------------------------------------------
  Three months ended September 30					 (478.5)	 (767.2) 	288.7 		37.6
  Nine months ended September 30					  (85.3) 	   16.8        (102.1)	      (607.7)
--------------------------------------------------------------------------------------------------------------------------------

Cash used by financing activities decreased by $288.7 million in the three-month period ended September 30, 2002 when compared with the same period one year ago, principally due to Common and Non-Voting shares issued in the current quarter. Shares issued in the quarter included the September 2002 public issuance of 34.25 million Non-voting shares concurrently in Canada and the U.S. at a share price of $9.85 (Canadian dollars) for aggregate gross proceeds of $337.4 million, as well as $16.4 million proceeds of Common and Non-Voting shares issued from Treasury under employee share purchase plans and the channel stock incentive plan (compared with $23.9 million issued in the same period last year). The net proceeds of $322.9 million from the public share issuance were used to repurchase and repay debt, including bank debt incurred to repurchase notes of TELUS Corporation and notes and debentures of TELUS Communications Inc. and for general corporate purposes. The Company repurchased approximately $402 million principal amount of such notes for a cash outlay of approximately $310 million including commissions and net of cross currency swap unwind proceeds. The repurchased notes had maturities in the following years and for the approximate amounts shown: 2003 ($49 million), 2004 ($3 million), 2006 ($22 million), 2007 ($210 million) and 2011 ($118 million). The debt was repurchased at an average discount of 21%, while equity dilution was 10% from the September 2002 public share issuance. In addition, dividends paid to shareholders decreased by $19.4 million mainly due to the 57% reduction in the quarterly dividend rate from 35 cents to 15 cents announced in October 2001 effective for the January 1, 2002, payment. The reduction in dividend payments was partly offset by lower enrollment in the dividend reinvestment plan (approximately 10% at the end of September 2002, compared with approximately 44% one year earlier).

Cash used by financing activities increased by $102.1 million in the nine-month period ended September 30, 2002 when compared with the same period one year ago, mainly due to debt repayments in 2002 funded by the recent public Non-voting share issue, $167.1 million lower dividend payments, and improved operating cash flow net of investing activities, compared with net debt issuances in 2001. Proceeds from Common shares and Non-Voting shares issued from Treasury for employee share purchase plans, additional shares purchased by Verizon pursuant to anti-dilutive rights, the channel stock incentive plan, and exercised options and warrants were $73.9 million year-to-date, compared with $66.9 million in the comparable period last year. The $33.9 million change in amortization of debt issue costs and other primarily reflected debt issue costs that were incurred and deferred in second quarter of 2001.

  Liquidity and capital resource ratios
  Twelve months ended							 Sept. 30,	Sept. 30,	Change		June 30,
									 2002		2001				2002
--------------------------------------------------------------------------------------------------------------------------------
  Net debt1 to total capitalization (%)					   55.8 	   54.2		  1.6 		58.7
  Net debt to EBITDA (2)						    3.4 	    3.3 	  0.1 		 3.6
  Earnings coverage (3)							    0.8 	    2.3 	 (1.5)		 2.2
  EBITDA interest coverage (4)						    3.4 	    4.8 	 (1.4)		 3.5
--------------------------------------------------------------------------------------------------------------------------------

  (1) Current obligations and cheques outstanding plus Long-term debt less Cash and temporary investments and cross-currency foreign exchange hedge asset (plus cross-currency foreign exchange hedge liability) related to U.S. dollar-denominated notes. The cross currency foreign exchange hedge asset as at September 30, 2002 was $123.7 million ($128.5 million as at September 30,
2001). The impairment charge to retained earnings for intangible assets increased the September 30, 2002 measure from 53.6% to 55.8%. Net Debt as calculated herein, includes a notional amount related to accounts receivable securitization of approximately $106 million at September 30, 2002 and $30 million at September 30, 2001, which is required to be included in the numerator of the Leverage Ratio covenant calculation in TELUS' credit facilities.
  (2) Net debt as at September 30, 2002 divided by 12-month trailing
EBITDA.
  (3) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.
  (4) EBITDA divided by Net financing
cost before non-cash accreted interest and gains on redemption of debt, calculated on a 12-month trailing basis. Accreted interest was recorded until the second quarter of 2001.

During the third quarter of 2002, total debt, after adjusting for the foreign exchange hedge, decreased by approximately $870 million primarily as a result of debt repurchases of $402 million principal amount and a reduction of $474 million in the drawn amount under the Company's credit facilities. The change in Funded Debt and Asset Securitization Amount as calculated for covenant calculation purposes under TELUS' credit facilities decreased by approximately as a result of the decrease in total debt being partially offset by an increase $792 million of approximately $78 million in the notional amount related to Accounts Receivable Securitization.

TELUS has established an objective for its Net Debt to EBITDA ratio to be 3.0 or less by the end of 2003. The Company believes this objective is attainable based on efficiency improvement resulting from the Operational Efficiency Program, declining capital expenditures, continued organic growth in TELUS' business segments, improved working capital, lower cash taxes driven by application of losses carried forward, as well as employee and dividend re-investment share issuances, amongst other factors. Refer to Credit Ratings below for more detail.

The Net debt to total capitalization ratio as at September 30, 2002, increased, when compared to one-year ago, mainly due to the non-cash reduction in equity associated with the impairment charge for intangible assets recorded earlier this year, net of the proceeds from an equity issue in the third quarter of 2002, and an increase in the notional amount related to sold accounts receivables added to the debt balance for debt covenant purposes. TELUS has a long-term objective of reducing its ratio of Net debt to total capitalization to 50% (55.8% as at September 30, 2002). The Net Debt to EBITDA ratio for the twelve-month period ended September 30, 2002 increased when compared with the ratio for the twelve-month period ended September 30, 2001, mainly due to the increase in the notional amount related to sold accounts receivable, and a $6 million decrease in the 12-month trailing EBITDA of $2,472 million ($2,478 million one-year earlier). The EBITDA interest coverage ratio for the 12 months ended September 30, 2002, decreased as compared to the same period one year earlier, mainly due to 2002 financing costs fully reflecting 2001 investing activities, and an additional 20 days impact of the acquisition of Clearnet. The Net Debt to total capitalization and Net Debt to EBITDA ratios improved from June 30, 2002, due mainly to the repurchase of debt in the current quarter that was indirectly funded through a public issue of equity.

Credit Facilities

TELUS credit facilities at the end of September 2002, consisted of a $1.5 billion (or U.S. dollar equivalent) revolving credit facility expiring on May 30, 2004 ($595 million drawn along with $47 million in outstanding undrawn letters of credit), an undrawn $800 million (or the U.S. dollar equivalent) 364-day revolving credit facility extendible at TELUS' option for any amount outstanding as at May 28, 2003 for one year on a non-revolving basis, and approximately $89 million in other bank facilities (approximately $4 million drawn and approximately $5 million in outstanding undrawn letters of credit, at September 30, 2002). During the third quarter of 2002, the amount drawn on TELUS' $1.5 billion revolving credit facility decreased by $474 million.
The decrease in credit facility borrowings during the third quarter was primarily a result of receipt of proceeds from accounts receivable sales as well as internally generated cash flow from operations. During the fourth quarter of 2002, the amount drawn is expected to increase primarily due to cash payments related to the Company's OEP and the payment of semi-annual interest coupons on the Company's public notes.

At September 30, 2002, TELUS had unutilized available liquidity well in excess of $1.0 billion. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt and Asset Securitization Amount to trailing 12 month EBITDA) to exceed 4.0:1 (approximately 3.4:1 as at September 30, 2002) and to not permit its consolidated Coverage Ratio (EBITDA to Interest Expense and Asset Securitization Charges on a trailing 12 month basis) to be less than 2.5:1 (approximately 3.4:1 as at September 30, 2002) at the end of any financial quarter. Continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

Accounts Receivable Sale

On July 26, 2002, TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, signed an agreement with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its receivables up to a maximum of $650 million. TCI is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service, or the purchaser may require the sale program to be wound down.

During the third quarter of 2002, TCI terminated a prior securitization trust agreement dated November 20, 1997. Collection and final remittances in respect of the accounts receivable subject to the prior securitization transaction were completed by September 27, 2002.

On September 30, 2002, the new securitization agreement was amended in order to make available for purchase by the securitization trust, an interest in some of TCI's other trade receivables of a certain class that were of the type previously sold to the prior securitization trust. As at September 30, 2002, TCI had received aggregate cash proceeds of $430 million under its new accounts receivable securitization program. See Note 9 to the Consolidated Financial Statements.

TELUS' credit facilities require that a portion of sold accounts receivable be added to debt for purposes of calculating the Leverage Ratio covenant under the credit agreement. The amount of sold accounts receivable, which is added to debt for purposes of this ratio, is calculated on a monthly basis and is a function of the ongoing collection performance of the receivables pool. At September 30, 2002, this amount, defined as the Asset Securitization Amount, was approximately $106 million.

Floating Rate/Fixed Rate Debt Balance

As at September 30, 2002, the Company's fixed rate debt comprised 94.1% of its total indebtedness compared with 98.1% at as September 30, 2001.

Credit Ratings

As of November 1, 2002, no new rating actions on TELUS debt had been announced since July 2002. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings.

On July 8, 2002, Dominion Bond Rating Service (DBRS) confirmed its ratings at R-2(high) for TELUS Corporation, TELUS Communications (Quebec) Inc. and TELUS Communications Inc. commercial paper, but changed the trend for all to Negative. DBRS also downgraded the ratings for all other debt instruments and changed the trend to Negative. On July 11, 2002, Standard and Poors (S&P) lowered its ratings of TELUS' long-term credit and senior unsecured debt to BBB from BBB+ and lowered its Canadian scale commercial paper rating to A-2 from A-1(low). At the same time, S&P lowered its ratings for TELUS wholly owned subsidiaries TELUS Communications (Quebec) Inc. and TELUS Communications Inc. The outlook for all ratings was changed to Negative. On July 23, 2002, Fitch Ratings initiated ratings of TELUS' and TELUS Communications Inc. long-term credit and senior unsecured debt at BBB with negative outlook. On July 25, 2002, Moody's lowered its ratings of TELUS' long-term credit and senior unsecured debt to Ba1 (non-investment grade) from Baa2. The outlook for the Moody's rating is negative.

The credit rating agency downgrades are expected to increase TELUS' financing costs under TELUS' credit facilities by approximately $3.5 million per annum. As at September 30, 2002, TELUS had approximately $218 million of short-term obligations including long-term debt of $214 million maturing before September 30, 2003. The Company plans to improve its credit ratings over time by increasing its cash flow and reducing debt through increased operating cash flow driven in significant part by the announced Operational Efficiency Program, continued EBITDA growth in TELUS Mobility, lower expected EBITDA losses in Non-ILEC operations, declining capital expenditures, improved working capital, lower cash income taxes due to application of significant tax losses carried forward, discounted debt repurchases, as well as equity issuances including employee and dividend share issuances, amongst other factors. The Company's mid-term objective is to have BBB to A- ratings for its long-term credit and senior unsecured debt.

Credit rating summary
									S&P		DBRS		Moody's		Fitch
--------------------------------------------------------------------------------------------------------------------------------
  TELUS Corporation
        Senior Bank Debt						BBB (1)		BBB (1)		Ba1 (1)		BBB (1)
        Debentures and Notes						BBB (1)		BBB (1)		Ba1 (1)		BBB (1)
        Medium-term Notes						BBB (1)		BBB (1)		---		---
        Commercial Paper						A-2 (1)		R-2(high) (1)	---		---

  TELUS Communications Inc.
        Debentures							BBB (1)		BBB (1)		---		BBB (1)
        Medium-term Notes						BBB (1)		BBB (1)		---		BBB (1)
        Commercial Paper						A-2 (1)		R-2(high) (1)	---		---
        Preferred Shares						P-3(high)(1)	Pfd-3 (1)	---		---

  TELUS Communications (Quebec) Inc.
        First Mortgage Bonds						BBB+(1)		BBB (1)		---		---
        Debentures							BBB (1)		BBB (1)		---		---
        Medium-term Notes						BBB (1)		BBB (1)		---		---
        Commercial Paper						A-2 (1)		R-2(high) (1)	---		---
--------------------------------------------------------------------------------------------------------------------------------
(1) Outlook or Trend Negative

2002 Financial Targets

Concurrent with the announcement of second quarter 2002 financial results, management revised its 2002 guidance to reflect recent regulatory decisions, the expected impacts of the Operational Efficiency Program, a reduction in discretionary capital program expenditures, the impact of the retroactive recovery associated with the favorable clarification of tax legislation by the Ontario Provincial Sales Tax authorities, and the receipt of investment tax credits.

Management has further updated the annual guidance for 2002 to reflect: (1) third quarter results and the current outlook for fourth quarter results including increased estimated OEP savings; (2) the impact of workforce restructuring costs expected to be recorded in 2002; (3) the after tax gain on debt repurchases; and (4) the impacts of the third quarter public equity issue.

									2002 Current Targets		Second Quarter 2002
														Guidance
								      ------------------------         ----------------------
--------------------------------------------------------------------------------------------------------------------------------
  Consolidated
	Revenues							No change			Approx. $7.0 billion

	EBITDA (1)							No change			$2.475 to $2.525 billion

	Earnings (loss) per share					Approximately (80) cents	(90) to (95) cents

	Earnings per share
	excluding restructuring						Approximately 35 cents		15 to 20 cents

	Capital expenditures						Less than $1.8 billion		Approx. $1.8 billion
--------------------------------------------------------------------------------------------------------------------------------
  Communications Segment
	Revenue								No change			Approx. $5.0 billion

	Central Canadian wireline revenue - total			No change			Approx. $800 million

	Non-ILEC revenue (included in Central
	Canadian wireline revenue)					No change			Approx. $525 million

	EBITDA								No change			Approx. $2.0 billion

		Non-ILEC EBITDA						No change			$(125) million

	Capital expenditures						No change			Approx. $1.3 billion

	High-speed Internet net additions				No change			200,000 or more
--------------------------------------------------------------------------------------------------------------------------------
  Mobility Segment
	Revenue								No change			Approx. $2.0 billion

	EBITDA								No change			Approx. $490 million

	Capital expenditures						No change			Approx. $500 million

	Wireless subscriber net additions				No change			425,000 to 450,000
--------------------------------------------------------------------------------------------------------------------------------
(1) Excluding Restructuring and workforce reduction costs.

As previously indicated, updates to guidance for 2003 will be provided at the currently scheduled "2003 Targets" conference call on December 16, 2002.





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date
						TELUS Corporation


						"James W. Peters"
						_____________________________
						Name:  James W. Peters
						Title:  Corporate Secretary